

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY DHL

21 October 2010

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


10016494

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

10/27

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 21 October 2010

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from June 2010 to September 2010	July 2010 – October 2010	SEHK (pursuant to Listing Rules)
2.	Announcement – Notice of Board Meeting	17 August 2010	SEHK (pursuant to Listing Rules)
3.	Announcement – Interim Results for the six months ended 30 June 2010	27 August 2010	SEHK (pursuant to Listing Rules)
4.	Announcement – Suspension of Trading	30 September 2010	SEHK (pursuant to Listing Rules)
5.	Announcement – Very Substantial Acquisition, Very Substantial Disposal and Major Transaction in respect of Formation of ANZ Communications LLC and Resumption of Trading	13 October 2010	SEHK (pursuant to Listing Rules)
6.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	14 October 2010 15 October 2010 18 October 2010	SFO
7.	Form N3	19 October 2010	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
8.	2010 Interim Report	Despatched on 7 September 2010	SEHK (pursuant to Listing Rules)

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/06/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer e-KONG Group Limited

Date Submitted 05/07/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--

Total A. (Ordinary shares) --

(Preference shares) --

(Other class) --

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --
(Preference shares) --
(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1): N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency ———	Class of shares issuable (Note 1): N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/07/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 05/08/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--

Total A. (Ordinary shares)	--
(Preference shares)	--
(Other class)	--

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B.	
(Ordinary shares)	--
(Preference shares)	--
(Other class)	--

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation			Class of shares issuable (*Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
10. Other (Please specify)	At price :	State currency ______	Class of shares issuable (*Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	N/A (/ /) (/ /)		
			Total E.	(Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. State the class of shares (e.g. ordinary, preference or other).

2. If there is insufficient space, please append the prescribed continuation sheet.


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/08/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 03/09/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares (Note 1)	--	--	--	--	--	--
2.-- (/ /) shares (Note 1)	--	--	--	--	--	--
3.-- (/ /) shares (Note 1)	--	--	--	--	--	--

Total A. (Ordinary shares) --

(Preference shares) --

(Other class) --

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* N/A Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* N/A Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (*Note 1*) N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/09/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: e-KONG Group Limited
Date Submitted: 05/10/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 524 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	12,000,000,000	HKD0.01	HKD120,000,000
Increase/(decrease)	--		--
Balance at close of the month	12,000,000,000	HKD0.01	HKD120,000,000

(2) Stock code : -- Description : --

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

2. Preference Shares

Stock code : -- Description : --

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

3. Other Classes of Shares

Stock code : -- Description : --

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	--	--	--
Increase/(decrease)	--		--
Balance at close of the month	--	--	--

Total authorised share capital at the end of the month *(State currency)* : HKD120,000,000

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	522,894,200	--	--	--
Increase/ (decrease) during the month	--	--	--	--
Balance at close of the month	522,894,200	--	--	--

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. -- (/ /) shares *(Note 1)*	--	--	--	--	--	--
2.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
3.-- (/ /) shares *(Note 1)*	--	--	--	--	--	--
				Total A. (Ordinary shares)	--	
				(Preference shares)	--	
				(Other class)	--	

Total funds raised during the month from exercise of options (State currency) --

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. -- (/ /)	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) --

(Preference shares) --

(Other class) --

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. --	--	--	--	--	--	--
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) --

(Preference shares) --

(Other class) --

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. -- (/ /) shares *(Note 1)*	--	--
2. -- (/ /) shares *(Note 1)*	--	--
3. -- (/ /) shares *(Note 1)*	--	--
Total D. (Ordinary shares)	--	
(Preference shares)	--	
(Other class)	--	

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)			
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)			
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)			
4. Bonus issue		Class of shares issuable *(Note 1)*	N/A		______	______
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)			

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	N/A		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)*	N/A		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	N/A		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency	Class of shares issuable *(Note 1)* N/A Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	--	
		(Preference shares)	--	
		(Other class)	--	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	--
	(2)	--
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		--
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		--

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by : Lau Wai Ming Raymond

Title : Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Friday, 27 August 2010 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2010 and considering the payment of interim dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 17 August 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2010

FINANCIAL HIGHLIGHTS

- Turnover of the Group was HK$379.2 million for the six months ended 30 June 2010
- The Group managed to reduce its operating expenses to HK$79.2 million for the period when compared to HK$84.6 million for the corresponding period last year
- The consolidated profit attributable to equity holders of the Company amounted to HK$2.1 million and earnings per share of the Group was HK cents 0.4
- The net assets of the Group amounted to HK$202.4 million of which HK$182.6 million was cash and bank balances

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein announces the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2010, together with comparative figures for the corresponding period in 2009. The results were unaudited but have been reviewed by the Audit Committee and the auditor of the Company.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2010 (Unaudited) HK$'000	2009 (Unaudited) HK$'000
Turnover	2	**379,197**	387,088
Cost of sales		**(296,435)**	(295,091)
Gross profit		**82,762**	91,997
Other revenue and income	3	**177**	139
		82,939	92,136
Selling and distribution expenses		**(19,547)**	(21,437)
Business promotion and marketing expenses		**(2,380)**	(2,651)
Operating and administrative expenses		**(50,350)**	(51,873)
Other operating expenses		**(6,914)**	(8,625)
Profit from operations		**3,748**	7,550
Finance costs	4	**(27)**	(80)
Profit before taxation	4	**3,721**	7,470
Taxation	5	**(1,572)**	(1,575)
Profit for the period		**2,149**	5,895
Profit for the period attributable to:			
Equity holders of the Company		**2,139**	5,941
Non-controlling interests		**10**	(46)
Profit for the period		**2,149**	5,895
EBITDA	6	**8,912**	12,982
		HK cents	*HK cents*
Earnings per share	7		
Basic		**0.4**	1.1
Diluted		**0.4**	N/A

Condensed Consolidated Statement of Comprehensive Income

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit for the period	**2,149**	5,895
Other comprehensive income for the period		
Exchange differences on translation of foreign subsidiaries	**(102)**	204
Total comprehensive income for the period	**2,047**	6,099
Total comprehensive income for the period attributable to:		
Equity holders of the Company	**2,037**	6,145
Non-controlling interests	**10**	(46)
Total comprehensive income for the period	**2,047**	6,099

Condensed Consolidated Statement of Financial Position

	Notes	As at 30 June 2010 (Unaudited) HK$'000	As at 31 December 2009 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		**17,267**	14,246
Intangible assets	*8*	**–**	–
Goodwill	*9*	**–**	–
Deferred tax assets		**14,786**	14,805
		32,053	29,051
Current assets			
Trade and other receivables	*10*	**99,694**	88,160
Pledged bank deposits		**2,210**	2,211
Cash and bank balances		**182,625**	197,426
		284,529	287,797
Current liabilities			
Trade and other payables	*11*	**111,301**	112,730
Current portion of obligations under finance leases		**149**	142
Taxation payable		**2,143**	2,956
		113,593	115,828
Net current assets		**170,936**	171,969
Total assets less current liabilities		**202,989**	201,020
Non-current liabilities			
Obligations under finance leases		**376**	453
Deferred tax liabilities		**244**	245
NET ASSETS		**202,369**	200,322
Capital and reserves			
Share capital		**5,229**	5,229
Reserves		**207,437**	195,093
Equity attributable to equity holders of the Company		**212,666**	200,322
Non-controlling interests		**(10,297)**	–
TOTAL EQUITY		**202,369**	200,322

Notes to the Condensed Consolidated Financial Statements:

1. Basis of preparation and accounting policies

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2009 Annual Report except as described below.

In the current period, the Group has applied the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter, collectively, referred to as "new and revised HKFRSs") issued by HKICPA which are mandatory for annual periods beginning on or after 1 January 2010 and are relevant to the Group.

HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 3 (Revised)	Business Combinations

HKAS 27 (Revised) requires that total comprehensive income is attributed to the owners of the parent and non-controlling interests even if it results in the non-controlling interests having a deficit balance. This revised standard affects the Group's accounting policy for total comprehensive income attributable to the non-controlling interests. As the Group is exempted from applying the amendments retrospectively, the previously reported results of the Group are not required to be restated on the adoption of this revised standard.

HKFRS 3 (Revised) continues to apply the acquisition method to business combinations but with some significant changes when compared with HKFRS 3. While the adoption of this revised standard may affect the Group's accounting for business combinations if and when they occur in future, as the Group had no such transactions during the current period, the adoption of this revised standard has no impact on the Group.

The Group has not early adopted the new and revised HKFRSs issued by HKICPA that are not yet effective for the current period. The Group is in the process of assessing the possible impact on the adoption of these new and revised HKFRSs in future.

2. Turnover and segmental information

The Group's management determines the operating segments for the purposes of resource allocations and performance assessments. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analyses of the Group's segmental information by business and geographical segments during the period are set out below.

(a) By business segments:

	Six months ended 30 June					
	2010			2009		
	Telecom-munication services (Unaudited) *HK$'000*	**Others (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**378,771**	**426**	**379,197**	386,661	427	387,088
Results						
Segment results	**12,870**	**33**	**12,903**	18,538	(13)	18,525
Finance costs			**(27)**			(80)
Other operating income and expenses			**(9,155)**			(10,975)
Profit before taxation			**3,721**			7,470

(b) By geographical segments:

	Turnover from external sales		Property, plant and equipment	
	Six months ended 30 June		**30 June**	31 December
	2010	2009	**2010**	2009
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Audited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
North America	**341,533**	346,472	**13,101**	9,236
Asia Pacific	**37,664**	40,616	**4,166**	5,010
	379,197	387,088	**17,267**	14,246

3. Other revenue and income

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest income on bank deposits	**141**	105
Interest income on loan receivable	**32**	28
	173	133
Other	**4**	6
	177	139

4. Profit before taxation

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	–	(46)
Finance charges on obligations under finance leases	**(27)**	(34)
	(27)	(80)
Depreciation	**(5,164)**	(5,432)

5. Taxation

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(1,572)**	(1,575)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2010 is based on the consolidated profit attributable to equity holders of the Company of HK$2,139,000 (30 June 2009: HK$5,941,000) and on the 522,894,200 (30 June 2009: 522,894,200) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2010 is the same as the basic earnings per share.

Diluted earnings per share for the six months ended 30 June 2009 has not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. Intangible assets

	As at 30 June 2010 (Unaudited)	As at 31 December 2009 (Audited)
	HK$'000	*HK$'000*
Cost	**56,530**	56,530
Accumulated amortisation and impairment losses	**(56,530)**	(56,530)
	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets related to development costs and customer contracts in respect of the telecommunication business had occurred and, therefore, full impairment was recognised in the year of 2008.

9. Goodwill

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Cost	**3,237**	3,237
Accumulated impairment losses	**(3,237)**	(3,237)
	–	–

Goodwill arose from the acquisition of a 5% additional interest in the share capital of a subsidiary during the year of 2009. As a result of the acquisition, the subsidiary became wholly-owned by the Company. The Group assessed the recoverable value of the goodwill and, after considering the value of the sole asset of the subsidiary as being fully impaired, determined that the goodwill was also impaired and, therefore, fully provided for it in 2009.

10. Trade and other receivables

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Trade receivables	**82,110**	77,137
Other receivables		
Deposits, prepayments and other debtors	**17,584**	11,023
	99,694	88,160

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2010 (Unaudited)	As at 31 December 2009 (Audited)
	HK$'000	*HK$'000*
Less than 1 month	**75,845**	66,489
1 to 3 months	**5,519**	8,177
More than 3 months but less than 12 months	**746**	2,471
	82,110	77,137

11. Trade and other payables

	As at 30 June 2010 (Unaudited)	As at 31 December 2009 (Audited)
	HK$'000	*HK$'000*
Trade payables	**51,317**	53,377
Other payables		
Accrued charges and other creditors	**59,984**	59,353
	111,301	112,730

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Less than 1 month	**49,660**	37,586
1 to 3 months	**756**	15,140
More than 3 months but less than 12 months	**901**	651
	51,317	53,377

INTERIM DIVIDEND

The Board does not recommend payment of a dividend for the six months ended 30 June 2010 (30 June 2009: Nil).

BUSINESS REVIEW AND OUTLOOK

Overall Performance

During the period under review, the Group remained focused on diversifying and broadening its revenue base in the telecom and IT sector, which helped to offset some ongoing challenges imposed by uncertainties in the industry dynamics and impending regulatory reforms affecting the Group's business performance, particularly in the United States. The Group's turnover remained steady at HK$379.2 million for the first half of 2010 compared to HK$387.1 million for the same period in 2009. Gross margin fell from 23.8% for the prior period to 21.8% while operating expenses were further reduced following improvements in operating efficiencies. The decrease in gross margin was due mainly to the competitive market environment and also to changes in the revenue mix with an increasing proportion being generated from the wholesale segment which typically generates higher traffic volume but has a lower average price per minute and gross margin. Consequentially, the profit attributable to equity holders decreased to HK$2.1 million for the period under review as compared with HK$5.9 million in the previous corresponding period. EBITDA amounted to HK$8.9 million, compared to HK$13.0 million for the prior period. The Group's financial position continues to strengthen with the net asset value increasing from HK$200.3 million at the 2009 year end to HK$202.4 million.

US Operations

During the first half of 2010, despite facing various challenges in the market dynamics and weak economic conditions in the United States, ZONE achieved turnover of HK$341.5 million which was only slightly lower than the HK$346.5 million recorded in the corresponding period in the prior year. During these uncertain times, ZONE has remained prudent in maintaining strong financial and cash positions. At the same time, it has continued to invest vigilantly in expanding its switching facilities and network infrastructure which has helped to improve short term operating efficiencies and ensure that it remains competitive for the foreseeable future.

The squeeze on profitability of ZONE's ILEC customers due to repeated rate increases over the last few years by the first tier carriers, many of which were subsequently passed on to the customers, accelerated the migration by ILEC customers from their long-standing business model of routing minutes as higher cost switched traffic to a different model of routing them through dedicated circuits. That accelerated migration became apparent during the second quarter of the year. In a longer term, the continuing migration trend is expected to result in a drop in revenue from the ILEC segment due to the negative variance in the weighted average price per minute between switched and dedicated traffic. ZONE is however prepared for this transition within the ILEC sector, having over the past several years installed new VoIP switch facilities to further extend its network capabilities to allow for lower cost access to customers.

During the period under review, the wholesale segment experienced significant growth due to the strength of ZONE's switching facilities operated on both the West and East coasts. ZONE's terminating backbone features significant diversity and quality of termination which meet both customer demands and cost efficiencies. Furthermore, ZONE has also implemented various software-based functionalities to monitor real-time terminating options with each carrier to ensure profitability.

The enterprise segment was affected by the difficult operating environment and short duration penalties imposed by some carrier partners which forced some price-sensitive enterprise customers to look for alternative telecom solutions. Nevertheless, the enterprise segment began to experience a rebound in turnover in the second quarter of 2010 as ZONE's efforts made to refocus on the needs of current and new agents for product and sales tools started to deliver tangible results. Data and local services were the primary focus for improvement, which allowed for greater diversity in product offerings as well as more competitive pricing. The launch of various marketing promotions also stimulated increased new sales and retention of existing customers. In the first half of 2010, ZONE signed up one of the largest master agent distributors in the US, which engages over 2,000 sub-agents across the country.

Asia Operations

In the first half of 2010, ZONE Asia recorded turnover of HK$37.3 million, a decrease in 7.3% as compared to HK$40.2 million for the same period in 2009. While the overall economic situation has improved in Asia, the telecommunication sector remains highly competitive in both Singapore and Hong Kong, where ZONE Asia derives most of its revenue. ZONE Asia continues to expand beyond its traditional business and geographical scope in order to broaden its revenue base and to be less reliant on revenue derived from its voice business.

In Hong Kong, ZONE recorded increasing revenue contribution from its solution-based business with successes in securing sizeable orders from both enterprise customers and government-related organisations. ZONE has further widened its business scope and product offerings by forming commercial and strategic relationships with a number of well known IT vendors including being an authorised agent for DELL to resell their computer and enterprise-grade server hardware and for Juniper Network for their network equipment.

In addition to growing its sales team locally in Hong Kong, ZONE has extended its sales and marketing initiatives globally by actively promoting its products and services through its new website (*www.zonetel.com*) and other online marketing platforms.

In Singapore, ZONE's core International Direct Dialing business continues to face stiff competition, in particular, from the first tier carriers. Despite the competition, ZONE has continued to expand its user base and stabilise its usage volume with new service features such as conference call solutions, SMS broadcasting and fraudulent call security features targeted at the corporate market, which is in line with its strategy to re-align marketing efforts to promote higher margin products.

Towards the end of the second quarter in 2010, ZONE started to market its VoIP services through resellers in Middle Eastern countries, and it plans to expand into other countries in the South-east Asia region in the near future. ZONE is currently upgrading its infrastructure and product development capabilities while at the same time enhancing its human resources and improving their skill sets to support its business expansion plans. The enhancements to its core competencies are expected to position ZONE to increase and widen its customer base at a faster rate and to further expand its service offerings.

Outlook

In the United States, continuing cost pressures and uncertainties surrounding regulatory reforms have recently accelerated the pace of merger and acquisition (M&A) and consolidation activities in the telecom industry. Given such a macro environment, based on its strong financial position, the Group has positioned itself to explore a number of M&A opportunities that have been presented. The Group appreciates the increased value which can be achieved when the ZONE operations in the United States reach a size and scale whereby it can fully capitalise on its niche position and be able to extend its products and services into other complementary markets and geographical regions. Considerable progress has been made in advancing some of the discussions with prospective targets during the period under review and the Group expects to conclude one or more such potential transactions during the coming six months.

In Asia, during the second half year, the Group will continue to build a more diversified revenue base and further enhance its competitive position in the region for ZONE business. At the same time, it will advance its M&A activities to pursue opportunities that complement its current operations as well as other potential targets that provide geographical and product diversity.

FINANCIAL REVIEW

Turnover

During the period under review, the Group's turnover decreased by 2.0% from HK$387.1 million to HK$379.2 million.

Total Operating Expenses

The Group continued to execute its cost savings initiatives during the period, and managed to reduce its total operating expenses to HK$79.2 million for the period under review when compared to HK$84.6 million for the corresponding period in the previous year. Among other efforts, selling and distribution expenses dropped from HK$21.4 million (representing 5.5% of the period turnover) to HK$19.5 million (representing 5.2% of the period turnover).

Results

The gross profit for the current period dropped by 10.0% to HK$82.8 million, compared to HK$92.0 million for the corresponding period in the previous year. The operating profit for the period amounted to HK$3.7 million as compared to HK$7.6 million for the same period last year.

Consolidated profit attributable to equity holders of the Company was HK$2.1 million compared to HK$5.9 million for the first six months of 2009.

The Group's EBITDA for the period under review amounted to HK$8.9 million as compared to HK$13.0 million for the same period last year.

Capital Structure, Liquidity and Financing

The Group maintained its healthy liquidity position as net current assets decreased slightly to HK$171.0 million (31 December 2009: HK$172.0 million). Net assets of the Group increased to HK$202.4 million as at 30 June 2010 (31 December 2009: HK$200.3 million).

Capital expenditure for this period amounted to HK$8.2 million which is higher than the same period last year due to expansion of the ZONE switching facilities and network capabilities, and such on-going capital funding was covered by internally generated cashflow.

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2010 amounted to HK$182.6 million (31 December 2009: HK$197.4 million). The Group had pledged bank deposits of HK$2.2 million as at 30 June 2010 (31 December 2009: HK$2.2 million) to banks for guarantees made to suppliers.

There were no outstanding bank borrowings as at 30 June 2010 (31 December 2009: Nil).

As at 30 June 2010, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2009: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, remained at the low level of 0.3% (31 December 2009: 0.3%).

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers that there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. The Group continues to closely monitor the Singapore-United States dollar exchange rate and, if cash contributions from the Singapore operations increase in future and currency exchange markets continue to be volatile, the Group will, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 30 June 2010, no related hedges had yet been undertaken by the Group.

Contingent Liabilities and Commitments

As at 30 June 2010, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 30 June 2010, the Group had 133 (31 December 2009: 142) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2010 amounted to HK$34.4 million (30 June 2009: HK$36.4 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2010, acting in compliance with the Code on Corporate Governance Practices ("Corporate Governance Code") as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, formulated as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has also assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), as set out in Appendix 10 to the Listing Rules, as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2010.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2010. The review conducted by the auditor of the Company was in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2010 Interim Report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of Hong Kong Exchanges and Clearing Limited and the Company in due course.

APPRECIATION

The Board would like to thank all customers, shareholders, business associates and professional advisers for their continuous support and extend its appreciation to all fellow directors and employees for their invaluable efforts and hard work, dedication and commitment to the Group during the period.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 27 August 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

SUSPENSION OF TRADING

At the request of e-Kong Group Limited (the "Company"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on 30 September 2010 pending the release of an announcement in relation to a major transaction and a notifiable transaction of the Company.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 30 September 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

VERY SUBSTANTIAL ACQUISITION, VERY SUBSTANTIAL DISPOSAL AND MAJOR TRANSACTION IN RESPECT OF FORMATION OF ANZ COMMUNICATIONS LLC AND RESUMPTION OF TRADING

Financial Adviser to e-Kong Group Limited


Quam
CAPITAL
華富嘉洛
企業融資

THE TRANSACTION

On 29 September 2010, ZONE US, a wholly-owned subsidiary of the Company, ANPI, ANPI Holding and ANZ (by way of joinder) executed the Contribution Agreement whereby, subject to the fulfilment of certain conditions precedent under the Contribution Agreement, ANZ will be established in the form of a limited liability company in the State of Delaware, U.S.

ZONE US will, following the ZONE US Reorganisation, contribute the ZONE LLC Membership Interests to ANZ in return for a 50% stake in ANZ whereas ANPI Holding will, following the ANPI Reorganisation, contribute the ANPI LLC Membership Interests to ANZ in return for a 50% stake in ANZ. ANZ will principally engage in the Business in the U.S.

Upon the Completion, the LLC Agreement will be executed among the parties thereto as the limited liability company agreement of ANZ in respect of, among other things, the establishment, ownership and management of ANZ.

LISTING RULES IMPLICATIONS

The formation of ANZ constitutes a very substantial acquisition of the Company, while the capital contribution by ZONE US to ANZ in return for a 50% interest in ANZ constitutes a very substantial disposal and a major transaction for the Company under Chapter 14 of the Listing Rules and are therefore subject to the approval of the Shareholders.

GENERAL

A circular containing, among other things, further details of the Transaction and the notice to convene the EGM will be despatched to the Shareholders. Since additional time will be required for preparation of the accountants' report of ANPI, certain information of the Group and the pro forma financial information of the Group following the Completion, the Company expects that the circular will be despatched on or before 17 November 2010.

As the completion of the Contribution Agreement and the execution of the LLC Agreement are conditional on the fulfilment of certain conditions precedent, there is no assurance that the Transaction will proceed. Investors should exercise caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 30 September 2010 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 14 October 2010.

THE TRANSACTION

On 29 September 2010, ZONE US, a wholly-owned subsidiary of the Company, ANPI, ANPI Holding and ANZ (by way of joinder) executed the Contribution Agreement whereby, subject to the fulfilment of certain conditions precedent under the Contribution Agreement, ANZ will be established in the form of a limited liability company in the State of Delaware, U.S.

ZONE US will, following the ZONE US Reorganisation, contribute the ZONE LLC Membership Interests to ANZ in return for a 50% stake in ANZ whereas ANPI Holding will, following the ANPI Reorganisation, contribute the ANPI LLC Membership Interests to ANZ in return for a 50% stake in ANZ. ANZ will principally engage in the Business in the U.S.

The current simplified corporate structures are illustrated as below:



The Company
100%
ZONE Global
100%
ZONE US
100%
ZONE Telecom
ANPI
96%
NewStreets
25%
Common Point, LLC
100%
ANPI Holding

The simplified corporate structures after the ZONE US Reorganisation and the ANPI Reorganisation but immediately before the Completion are illustrated as below:



The Company
100%
ZONE Global
100%
ZONE US
100%
ZONE LLC (Converted from ZONE Telecom)
ANPI Holding
100%
ANPI LLC (Merged with NewStreets and ANPI)
25%
Common Point, LLC

The simplified corporate structure immediately after the Completion is illustrated as below:


The Company
100%
ZONE Global
100%
ZONE US
ANPI Holding
50%
50%
ANZ
100%
100%
ZONE LLC
ANPI LLC
25%
Common Point, LLC

THE CONTRIBUTION AGREEMENT

Date

29 September 2010

Parties

(a) ANPI;

(b) ANPI Holding;

(c) ZONE US;

(d) ANZ; and

(e) on specific warranties only, the Company and ZONE Global.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, ANPI, ANPI Holding and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

ANZ will enter into the Contribution Agreement by way of joinder where ANZ agrees to be bound by the Contribution Agreement as though it had signed the Contribution Agreement contemporaneously with the other Parties.

Formation of ANZ

ZONE US and ANPI Holding will establish ANZ which will engage in the Business in the U.S. ANZ will be beneficially owned as to 50% by ZONE US and 50% by ANPI Holding.

Capital contribution

Recognising the synergies that may be realised by the Transaction, ZONE US and ANPI Holding have reached an agreement after arm's length negotiations that each of them will hold 50% of ANZ, taking into account that the respective size of operation of ZONE Telecom and ANPI is similar with reference to the financial performance of the two businesses as described in the sections headed "Information on the Group and ZONE Telecom" and "Information on ANPI" below.

As part of the capital contribution, ZONE US will conduct the ZONE US Reorganisation whereby:

(a) ZONE Telecom will be converted into ZONE LLC as a wholly-owned subsidiary of ZONE US and as a limited liability company under the laws of the State of Delaware, U.S. but the deferred tax assets of ZONE Telecom, which was incurred by ZONE Telecom in its normal course of business during past years, in the amount of approximately US$12.3 million (equivalent to approximately HK$96.2 million) as at 30 June 2010, will be succeeded by ZONE US;

(b) ZONE US will assume all ZONE Telecom's obligations of and in the term loan advanced by the Company to ZONE Telecom; and

(c) immediately following the ZONE Conversion, ZONE US will contribute US$4.6 million (equivalent to approximately HK$35.8 million) to ZONE LLC as capital contribution, which cash contribution will be financed by internal resources of the Group,

and thereafter ZONE US will contribute the ZONE LLC Membership Interests to ANZ in return for a 50% stake in ANZ.

As part of the capital contribution, ANPI will conduct the ANPI Reorganisation whereby:

(a) NewStreets will be merged into ANPI, with ANPI being the surviving entity;

(b) ANPI Holding will have formed ANPI LLC;

(c) ANPI will be merged into ANPI LLC, with ANPI LLC being the surviving entity but any deferred tax assets of ANPI or NewStreets, which was incurred by ANPI or NewStreets in its normal course of business during past years, in the aggregate amount of approximately US$1.7 million (equivalent to approximately HK$13.4 million) as at 30 June 2010, will remain an asset of ANPI Holding after the ANPI Reorganisation;

(d) immediately after the ANPI Merger, and without any action on the part of ANPI Holding, ANPI will pay ANPI Holding the sum of US$1,725,000 (equivalent to approximately HK$13.4 million) in cash and transfer to ANPI Holding the Qualified Patronage Capital Certificates issued by the NRTC to NewStreets and ANPI, representing their membership in NRTC for using NRTC's services and paying income taxes accrued by business activities of NRTC accordingly, the value of which has been accounted for as a component of ANPI's and NewStreets' deferred tax assets as referred to in item (c) above,

and thereafter ANPI Holding will contribute the ANPI LLC Membership Interests to ANZ in return for a 50% stake in ANZ.

The fair value of the ANPI LLC Membership Interests (taking into consideration the financial effect of the ANPI Reorganisation) presented by ANPI Holding amounts to US$31.5 million (equivalent to approximately HK$245.4 million). Taking into account the nature of a 50:50 split in ANZ, that such amount largely accords to the Company's historical costs of investment in ZONE Telecom and the deferred tax assets of ZONE Telecom that will be retained by the Group, and other factors such as the telephone switching networks and diversified customer base of ANPI and potential synergies of ANZ, the Directors consider this to be a fair value of the ZONE LLC Membership Interests (taking into account the financial effect of the ZONE US Reorganisation).

Conditions precedent

The Completion is conditional, among other things, upon the satisfaction, on or prior to the earlier of the Long Stop Date or the date of the Completion, of each of the following conditions which may be waived in writing by the Parties:

(a) consummation of the ZONE US Reorganisation;

(b) consummation of the ANPI Reorganisation;

(c) the Company having obtained all necessary Shareholders' and regulatory approvals to the transactions contemplated in the Contribution Agreement, including those arising as a result of the Company being listed on the Stock Exchange;

(d) the Parties having obtained such approval, pursuant to a Section 214 Certificate of the Communications Act of 1934, as amended, or otherwise, of the transactions contemplated under the Contribution Agreement from the Federal Communications Commission of the U.S. as may be required by applicable law;

(e) the Parties having obtained approvals of the transactions contemplated under the Contribution Agreement from such U.S. regulatory authorities as may be required by applicable law;

(f) obtaining the approval by the shareholders of ANPI in respect of the ANPI Reorganisation and other transactions contemplated under the Contribution Agreement, and obtaining the approval by the shareholders of ANPI Holding in respect of the ANPI Capital Contribution and other transactions contemplated under the Contribution Agreement; and

(g) ANZ having delivered to ANPI, ANPI Holding and ZONE US (i) a copy of ANZ's certificate of formation as filed with the State of Delaware and (ii) an executed joinder in which ANZ agrees to be bound by the Contribution Agreement as though it had signed the Contribution Agreement contemporaneously with the other Parties.

In addition, the obligations of ZONE US to consummate and effect the Contribution Agreement and the transactions contemplated thereunder are conditional upon the satisfaction on or prior to the Completion of the following conditions, any of which may be waived, in writing, by ZONE US:

(a) the representations and warranties of ANPI and ANPI Holding set forth in the Contribution Agreement will be true and correct in all material respects as of such specified date or period;

(b) ANPI and ANPI Holding will have performed and complied in all material respects with all covenants, obligations and conditions of the Contribution Agreement required to be performed and complied with by them as of the Completion;

(c) ZONE US will be provided with a certificate dated as of the date of the Completion certifying that conditions (a) and (b) will have been fulfilled; and

(d) except for the ANPI Reorganisation, there will not have occurred any change since the date of the Contribution Agreement that constitutes a material adverse effect on NewStreets, ANPI and ANPI Holding or, following the ANPI Merger, ANPI LLC, determined without regard to whether such change constitutes a breach of a representation or warranty.

The obligations of ANPI and ANPI Holding to consummate and effect the Contribution Agreement and the transactions contemplated thereunder are conditional upon the satisfaction, on or prior to the Completion, of each of the following conditions, any of which may be waived, in writing, by ANPI Holding:

(a) the representations and warranties of ZONE US set forth in the Contribution Agreement will be true and correct in all material respects as of such specified date or period;

(b) ZONE US will have performed and complied in all material respects with all covenants, obligations and conditions of the Contribution Agreement required to be performed and complied with by it as of the Completion;

(c) ANPI Holding shall have been provided with a certificate dated as of the date of the Completion certifying that conditions (a) and (b) will have been fulfilled; and

(d) except for the ZONE Reorganisation, there will not have occurred any change since the date of the Contribution Agreement that constitutes a material adverse effect on ZONE US, ZONE Telecom or following the ZONE Conversion, ZONE LLC, determined without regard to whether such change constitutes a breach of a representation or warranty.

Completion

Completion will take place on the date that is not more than five days after the date on which all conditions set out in the Contribution Agreement (as described in the section headed "Conditions precedent" above) have been fulfilled (or such later date as the Parties may agree in writing prior to the Completion).

At the Completion:

(a) ZONE US will contribute to ANZ, as a capital contribution, the ZONE LLC Membership Interests, in exchange therefor ZONE US will receive 400 Class A Units;

(b) ANPI Holding will contribute to ANZ, as a capital contribution, the ANPI LLC Membership Interests, in exchange therefor ANPI Holding will receive 400 Class A Units; and

(c) the LLC Agreement will be executed by the parties thereto.

Termination

The Contribution Agreement will be terminated:

(a) at the option of either ANPI Holding or ZONE US if the Completion has not occurred by the Long Stop Date unless the Parties otherwise agree prior to such Long Stop Date, provided that neither ANPI Holding nor ZONE US may exercise such termination right, if such party's breach of the Contribution Agreement or the failure of such party or its affiliates to consummate the ZONE US Reorganisation or the ANPI Reorganisation, has prevented consummation of the transactions contemplated in the Contribution Agreement;

(b) ANPI Holding may terminate the Contribution Agreement if ZONE US fails to perform its obligations and agreements thereunder and such failure is not cured within the earlier of twenty business days of written notice thereof by ANPI Holding and the Long Stop Date; and

(c) ZONE US may terminate the Contribution Agreement if ANPI Holding or ANPI fails to perform its obligations and agreements thereunder and such failure is not cured within the earlier of twenty business days of written notice thereof by ZONE US and the Long Stop Date.

Warranties by ZONE US, the Company and ZONE Global

Under the Contribution Agreement, ZONE US, the Company and ZONE Global have made certain warranties and representations on, among other things, due corporate existence and proper authorisation of each of the Company, ZONE Global and ZONE US in execution and performance of the Contribution Agreement, and ZONE US having not conducted any active business operations.

THE LLC AGREEMENT

Upon the Completion, the LLC Agreement will be executed by the parties thereto as the limited liability company agreement of ANZ in respect of, among other things, the establishment, ownership and management of ANZ.

Parties

(a) ZONE US;

(b) ANPI Holding;

(c) Series 1 Class B Members; and

(d) on specific covenants in respect of restriction on transfer of the Units and non-competition only, the Company and ZONE Global.

ANZ

ANZ, a limited liability company to be established pursuant to the terms of the LLC Agreement, which will be beneficially owned as to 50% by ZONE US and 50% by ANPI Holding upon establishment.

Scope of business

The businesses of ANZ are to provide telecommunications services to the retail business market and wholesale carrier market, including long distance telephone services, local exchange services, high-speed internet services, broadband distribution and content, wireless services, access and signalling services, private data networks and value added telecommunications and/or administration services, and such other business and commercial activities as the ANZ Board approves from time to time, initially serving as a holding company for such businesses.

Capitalisation and units of ANZ

The authorised Units of ANZ consist of 800 Class A Units and up to 200 Class B Units. The interest of each of the Members will be represented by Units. Each Class A Member will make an initial capital contribution to the capital of ANZ in which ANPI Holding will contribute 100% of the ANPI LLC Membership Interests in exchange for 400 Class A Units and ZONE US will contribute 100% of the ZONE LLC Membership Interests in exchange for 400 Class A Units.

Class A Members are entitled to receive information concerning the business and affairs of ANZ as provided in the LLC Agreement or non-waivable provisions of the Delaware Limited Liability Company Act. Class A Members shall also have the right to vote to the extent provided in the LLC Agreement, including in the events of proposed divestiture or sale of all or substantially all of the assets of ANZ, proposed acquisition by ANZ of a business or assets valued in excess of US$10 million (equivalent to approximately HK$77.9 million) and the dissolution of ANZ.

ANZ may, subject to the approval of the ANZ Board and the Class A Members, issue and grant Class B Units to individuals employed by, consultants to, or otherwise rendering services for the benefit of ANZ and/or its subsidiaries as determined by the ANZ Board. Class B Units shall not entitle the Class B Member to voting or information rights. The terms and conditions of the Class B Units are to be determined by the ANZ Board (and approved by the Class A Members). The aggregate percentage of Units of all Members holding Class B Units (but only with respect to such Class B Units) shall not exceed 20% of the outstanding Units. In the event a Class B Member's employment or other relationship with ANZ is terminated, such Class B Member shall forfeit his/her unvested Class B Units and ANZ shall purchase such Class B Member's

vested Class B Units pursuant to the terms of such grant agreement. 100 Series 1 Class B Units will be issued upon the Completion. The Series 1 Class B Members are certain current management executives and/or directors of ZONE US, ZONE Telecom and ANPI.

Profit distribution

The LLC Agreement expressly provides that ANZ will, in addition to Tax Distributions to be made to the Members, declare and pay and distribute to the Class A Members, pro rata in proportion to their Class A Units, such amount (together with that declared and paid as Tax Distributions) as will be not less than 50% of the annual net income of ANZ in each financial year, until such amount, net of any Tax Distribution, exceeds US$63.0 million (equivalent to approximately HK$490.8 million), whereupon Members holding Class A Units and Series 1 Class B Units will be entitled to share any subsequent distribution (other than Tax Distribution) pro rata in proportion to their Class A Units and Series 1 Class B Units. Similarly, if Series 2 Class B Units are issued in the future, those Class B Units will share in distribution only after a defined threshold on the aggregate amount of profit distributions (net of any Tax Distribution) having been made to Class A Members and Series 1 Class B Members, which amount will be determined by the ANZ Board at the time of issuance of Series 2 Class B Units, has been reached.

Board of managers

The ANZ Board will consist of six managers, among whom three will be nominated by ZONE US and three will be nominated by ANPI Holding. Decisions of the ANZ Board will be made by simple majority of the votes of managers attending a meeting, the quorum of which will be four managers.

Restriction on transfer of the Units

No Member may transfer its Units together with their rights and interests appertaining thereto without the consent of the ANZ Board in writing, save that any such transfer by a Member to its affiliate(s) will be permitted.

In addition, each of the Company, ZONE Global and ZONE US covenants that it will not permit the transfer of equity of ZONE Global or ZONE US or substantially all of the assets of ZONE US to third parties without the consent of ANPI Holding, and ANPI Holding covenants that it will not permit the transfer of substantially all the assets of ANPI Holding to third parties without the consent of ZONE US.

No Class B Units shall be transferable to any person, except by way of operation of law, without the prior written consent of all Class A Members.

Non-competition

(a) Each Member will not, and will procure that its affiliates will not, whilst a Member, be directly or indirectly engaged or interested in any business which is in competition with the business of ANZ in the U.S.

(b) Notwithstanding the sub-paragraph (a) above, if any Member becomes aware of a business opportunity within ANZ's line of business or business purpose, it shall refer such opportunity to ANZ for analysis by the ANZ Board as to whether ANZ wishes to pursue such opportunity, and make full disclosure of all information relating to such business opportunity in such Member's knowledge or possession. If the ANZ Board declines to pursue such opportunity then notwithstanding sub-paragraph (a) above, the Member originally referring the opportunity to ANZ will be free to pursue the same and thereby compete with ANZ, but not otherwise.

Dissolution

ANZ will be dissolved upon the first to occur of the following events:

(a) the vote to dissolve ANZ by a Super-Majority of Class A Units; or

(b) the sale or other disposition of substantially all of the assets of ANZ and the receipt and distribution of all the proceeds therefrom.

Upon the dissolution of ANZ, the liquidation proceeds shall be applied first, to the payment of debts and liabilities of ANZ in the order of priority as provided by law and the expenses of liquidation; then, to the establishment of any reserve which the ANZ Board may deem reasonably necessary for any contingent, conditional or unasserted claims or obligations of ANZ; and then according to the order of priority for profit distribution as discussed above.

INFORMATION ON THE GROUP AND ZONE TELECOM

The Group

The principal activity of the Company is investment holding. The Group is principally engaged in the business of providing telecommunications services. The Group's telecommunications business currently has operations in the U.S., China, Hong Kong and Singapore.

ZONE Telecom

ZONE Telecom is a Federal Communications Commission licensed telecommunication carrier which operates nationally throughout the U.S. ZONE Telecom provides consumer and business telecom solutions to the residential and enterprise markets respectively. In addition, ZONE Telecom is a wholesale provider of telecom services to rural ILECs covering rural and smaller metropolitan areas of the U.S., and to other resellers. ZONE Telecom's products include long distance – dedicated and switched voice services, local dedicated services, enhanced toll-free services, data services, teleconferencing, online customer support tools, Voice-over-Internet Protocol services, commercial Internet Protocol broadband, and mobile virtual network telephony services.

The above business of ZONE Telecom will be restructured and transferred under ZONE LLC and, after the ZONE Reorganisation, shall become the principal operating asset of ZONE LLC.

The following table sets out the unaudited financial information of ZONE Telecom according to Hong Kong GAAP for the two years ended 31 December 2008 and 2009:

	For the year ended 31 December	
	2009	**2008**
	HK$ million	*HK$ million*
Revenue	717.7	692.2
Gross profit	137.2	127.0
Net profit/(loss) before taxation	18.8	(29.4)
Net profit/(loss) after taxation	29.0	(39.8)

As at 31 December 2009, the unaudited net asset value of ZONE Telecom (prior to the ZONE US Reorganisation) according to Hong Kong GAAP was approximately HK$19.2 million. Pursuant to the ZONE US Reorganisation, deferred tax assets of ZONE Telecom in the amount of approximately US$12.3 million (equivalent to approximately HK$96.2 million) as at 30 June 2010 will be succeeded by ZONE US, the term loan advanced by the Company to ZONE Telecom in the amount of US$5.5 million (equivalent to approximately HK$42.8 million) as at 30 June 2010 will be assumed by ZONE US, and cash contribution of US$4.6 million (equivalent to approximately HK$35.8 million) will be made by ZONE US to ZONE LLC.

Following the Completion, the Group will continue to manage and expand its ZONE operations in China, Hong Kong and Singapore and hold the interests of ZONE LLC and ANPI LLC through ANZ. In Asia, the Group will continue to build a more diversified revenue base and further enhance its competitive position in the region for ZONE business. At the same time, the Group will advance its merger and acquisition activities to pursue opportunities that complement its current operations as well as other potential targets that provide geographical,

product and business diversity. Revenue from the Group's operations in Asia Pacific amounted to approximately HK$80.1 million for the year ended 31 December 2009. 50% of ZONE Telecom's revenue for the year ended 31 December 2009 amounted to approximately HK$358.9 million. 50% of ANPI's revenue for the year ended 31 December 2009 amounted to approximately US$43.3 million (equivalent to approximately HK$337.4 million). As at the date of this announcement, the Company has not entered into any agreement, arrangement or understanding about any acquisition and/or disposal of assets/companies (whether concluded or not).

INFORMATION ON ANPI

ANPI was organised in 1995 to provide voice and data telecommunications solutions to wholesale and retail providers nationwide in the U.S.

Prior to 2006, ANPI provided services on a virtual basis, by provisioning its services on various underlying interexchange carriers' networks, and administering service providers' services via its proprietary administrative software. In early 2006, ANPI began deploying its own telecommunications network facilities to obtain terminating cost advantages, increase control over quality of service, enable additional services to be provided, and to obtain other strategic benefits.

Since 2006, ANPI transformed itself from a virtual operator to a facilities-based interexchange carrier with the majority of its services being provided across its own network. ANPI now serves more than 400 rural ILEC-related entities throughout the U.S., and further diversified its toll service operations by providing services to a number of wireless service providers to the collective base of independent telephone companies, their wireless and Internet service provider affiliates, and consortia thereof.

Currently, ANPI is owned by 133 shareholders. Based on the information provided by ANPI, no ultimate beneficial shareholder holds more than 8% interest of ANPI.

The above business of ANPI will be restructured and transferred under ANPI LLC after the ANPI Reorganisation.

The following table sets out the unaudited financial information of ANPI prepared in accordance with U.S. GAAP for the two years ended 31 December 2008 and 2009:

	For the year ended 31 December	
	2009	**2008**
	US$ million (approximately HK$ million equivalent)	*US$ million (approximately HK$ million equivalent)*
Revenue	US$86.6 (HK$674.7)	US$84.4 (HK$657.6)
Gross profit	US$14.3 (HK$111.8)	US$12.5 (HK$97.4)
Net profit before taxation	US$2.5 (HK$19.2)	US$2.5 (HK$19.1)
Net profit after taxation	US$1.6 (HK$12.1)	US$1.5 (HK$11.5)

As at 31 December 2009, the unaudited consolidated net asset value of ANPI (prior to the ANPI Reorganisation) was approximately US$11.7 million (equivalent to approximately HK$91.0 million). Pursuant to the ANPI Reorganisation, deferred tax assets of ANPI and Newstreets in the amount of approximately US$1.7 million (equivalent to approximately HK$13.4 million) as at 30 June 2010 will be succeeded by ANPI Holding, and cash distribution of US$1,725,000 (equivalent to approximately HK$13.4 million) will be made by ANPI to ANPI Holding.

The Directors consider that there is no material difference between U.S. GAAP and Hong Kong GAAP for the accounts of ANPI.

REASONS FOR AND BENEFITS OF THE TRANSACTION

Upon the Completion, ANZ will:

- become a U.S. national telecommunication service provider with a leading position within the rural ILEC market in the U.S.;

- have a national presence in the U.S. enterprise and wholesale telecommunications markets; the enterprise and wholesale segments are expected to contribute significantly to the diversification of the future revenue and earnings growth;

- create a national telephone switching network in the U.S., capable of managing and optimising traffic to deliver an appreciable improvement in operating efficiency and margin;

- have a national reach and local presence to provide an array of bundled telecommunication services, including local voice, long distance, data, high speed internet, and managed services and cellular re-selling services; and

– benefit from significant operating cost synergies in network utilisation, IT, administration, marketing and distribution.

The Board considers that both the Contribution Agreement and the LLC Agreement, including the ZONE US Reorganisation, ANPI Reorganisation and the capital contribution by ZONE US and ANPI Holding respectively, are on normal commercial terms, both have been agreed upon following arm's length negotiations between the parties thereto and the terms of both are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

ACCOUNTING TREATMENTS IN RESPECT OF THE TRANSACTION

Immediately upon the Completion, ZONE LLC will cease to be a subsidiary of the Group.

Hong Kong Accounting Standard 31 "Interests in Joint Ventures" ("HKAS 31") issued by the Hong Kong Institute of Certified Public Accountants permits jointly controlled entities to be recognised using the proportionate consolidation method or the equity method. It is currently intended that the Group's interest in ANZ will be accounted for by proportionate consolidation. Accordingly the Group will combine its share of ANZ's individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements.

Exposure Draft 9 "Joint Arrangements" ("ED 9") issued by the International Accounting Standards Board proposes to abolish the proportionate consolidation and require application of the equity method. HKAS 31 is expected to be amended as a consequence of ED 9 to allow only the equity method for jointly controlled entities. For transition, it is expected that the Group will not be required to adjust the differences between the proportionate consolidation method and the equity method retrospectively. Instead, it is expected that the Group will be required to aggregate the previously proportionate consolidated balances into a single investment line as the opening balance of the earliest period presented for subsequent accounting under the equity method.

After application of the equity accounting method, the Group's interest in ANZ shall be carried at cost and adjusted for the post-acquisition changes in the Group's share of ANZ's net assets less any identified impairment loss. Profit or loss includes the Group's share of the post-acquisition, post-tax results of ANZ for the period, including any impairment loss on the investment recognised for the period.

For illustration purposes only, a gain of approximately US$10.4 million (equivalent to approximately HK$81.1 million) is expected to arise from the disposal of 50% interest in ZONE Telecom, being the difference between the 50% share of the fair value of ANPI's business (as adjusted by the adjustments relating to the ANPI Reorganisation) as at 31 December 2009 and the 50% share of the net asset value of ZONE Telecom (as adjusted by the adjustments relating to the ZONE US Reorganisation) as at 31 December 2009. The actual gain on the disposal will depend on the then net asset value of ZONE Telecom on the date of Completion.

IMPLICATIONS UNDER THE LISTING RULES

The formation of ANZ constitutes a very substantial acquisition of the Company, while the capital contribution by ZONE US to ANZ in return for a 50% interest in ANZ constitute a very substantial disposal and a major transaction for the Company under Chapter 14 of the Listing Rules and are therefore subject to the approval of the Shareholders.

A circular containing, among other things, further details of the Transaction and the notice to convene the EGM will be despatched to the Shareholders. Since additional time will be required for preparation of the accountants' report of ANPI, certain information of the Group and the pro forma financial information of the Group following the Completion, the Company expects that the circular will be despatched on or before 17 November 2010.

As the completion of the Contribution Agreement and the execution of the LLC Agreement are conditional on the fulfilment of certain conditions precedent, there is no assurance that the Transaction will proceed. Investors should exercise caution when dealing in the Shares.

EGM

The EGM will be convened as soon as practicable at which all necessary resolutions will be proposed to approve the Contribution Agreement, the LLC Agreement and the transactions contemplated thereunder.

The Series 1 Class B Members are considered to have material interests in the Transaction and are required to abstain from voting at the EGM. As at the date of this announcement, certain Series 1 Class B Members in aggregate held 1,285,007 Shares, representing approximately 0.25% of the issued share capital of the Company. Save as disclosed above, to the best knowledge, information and belief of the Directors, no other Shareholder is required to abstain from voting at the EGM.

APPROVAL FROM THE CONTROLLING SHAREHOLDERS

Each of the Controlling Shareholders, who as at the date of this announcement together control 266,110,203 Shares representing approximately 50.9% of the issued share capital of the Company, has indicated in writing to the Company that he or she will vote and will procure companies controlled by them holding the Shares to vote in favour of each of the resolutions to be proposed at the EGM.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares was suspended at the request of the Company with effect from 9:30 a.m. on 30 September 2010 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 14 October 2010.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"ANPI"	Associated Network Partners, Inc., an Illinois corporation
"ANPI Capital Contribution"	the contribution to be made by ANPI Holding to ANZ, as a capital contribution, the ANPI LLC Membership Interests, free and clear of any liens at the Completion
"ANPI Holding"	ANPI Holding, Inc., an Illinois corporation
"ANPI LLC"	ANPI, LLC, a limited liability company to be organised as part of the ANPI Reorganisation under the laws of the State of Delaware, U.S. and is a wholly-owned subsidiary of ANPI Holding
"ANPI LLC Membership Interests"	the entire equity interests of ANPI LLC
"ANPI Merger"	as defined in the term "ANPI Reorganisation"
"ANPI Reorganisation"	ANPI will have (i) caused NewStreets to have been merged into ANPI, with ANPI being the surviving entity; (ii) caused ANPI Holding to have formed ANPI LLC; (iii) merged into ANPI LLC, with ANPI LLC being the surviving entity (the "ANPI Merger") with the result that following the ANPI Merger, ANPI Holding will own all of the ANPI LLC Membership Interests, and as part of the ANPI Reorganisation, and immediately after the ANPI Merger, and without any action on the part of ANPI Holding, ANPI will pay ANPI Holding the sum of US$1,725,000 (equivalent to approximately HK$13.4 million) in cash and transfer to ANPI Holding the Qualified Patronage Capital Certificates issued by NRTC to NewStreets and ANPI
"ANZ"	ANZ Communications LLC, a limited liability company to be organised in the State of Delaware, United States in accordance with the provisions of the Contribution Agreement and the LLC Agreement, which will be beneficially owned as to 50% by ZONE US and 50% by ANPI Holding upon establishment

"ANZ Board"	the board of managers of ANZ
"Board"	the board of Directors
"Business"	the business of ANZ which is provided in the LLC Agreement to be, primarily, provision of telecommunications services to the retail business market and wholesale carrier market, including long distance telephone services, local exchange services, high-speed internet services, broadband distribution and content, wireless services, access and signalling services, private data networks and value added telecommunications and/or administration services
"Class A Members"	those persons holding Class A Units and executing the LLC Agreement as members of ANZ, including any substitute Class A Members or additional Class A Members, in each such person's capacity as a Class A Member of ANZ
"Class A Unit"	an interest having the rights and obligations specified with respect to a Class A Unit in the LLC Agreement, major terms of which are set out under sections headed "Capitalisation and units of ANZ", "Profit distribution", "Board of managers", "Restriction on transfer of the Units", "Non-competition" and "Dissolution" in this announcement
"Class B Members"	those persons holding Class B Units and executing the LLC Agreement as members of ANZ, including any substitute Class B Members or additional Class B Members, in each such person's capacity as a Class B Member of ANZ
"Class B Units"	an interest having the rights and obligations specified with respect to a Class B Unit in the LLC Agreement and in the grant agreement applicable thereto, major terms of which are set out under sections headed "Capitalisation and units of ANZ", "Profit distribution", "Board of managers", "Restriction on transfer of the Units", "Non-competition" and "Dissolution" in this announcement

"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	the completion of the ANPI Capital Contribution and the ZONE Capital Contribution in accordance with the Contribution Agreement
"Contribution Agreement"	the conditional contribution agreement dated 29 September 2010 executed by ZONE US, ANPI, ANPI Holding and ANZ (by way of joinder) as further described in this announcement
"Controlling Shareholders"	(i) Mr. Richard John Siemens, the Chairman of the Company, who, through companies controlled by him, owns 119,180,200 Shares representing 22.8% of the issued share capital of the Company, (ii) Mrs. Jennifer Wes Saran through a company controlled by her together with her personal interests, beneficially holds 75,017,661 Shares representing 14.3% of the issued share capital of the Company and (iii) Mr. William Bruce Hicks, a non-executive Director, who, through a company controlled by him together with his personal interest, owns 71,912,342 Shares representing 13.8% of the issued share capital of the Company as at the date of this announcement
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company and any adjournment thereof, to consider the ordinary resolutions to be proposed to approve the Contribution Agreement, the LLC Agreement and transactions contemplated thereunder
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong GAAP"	Generally Accepted Accounting Principles in Hong Kong

"ILEC"	incumbent local exchange carrier
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"LLC Agreement"	a limited liability company agreement to be executed by, among others, ZONE US and ANPI Holding in respect of, among other things, the establishment, ownership and management of ANZ
"Long Stop Date"	1 January 2011 or such later date as the Parties may agree in writing prior to such date
"Member"	either a Class A Member or a Class B Member
"NewStreets"	NewStreets, Inc., a Delaware corporation
"NRTC"	the National Rural Telecommunications Cooperative, a member-owned, not-for-profit, tax-exempt cooperative servicing telecommunications and information technology needs in rural communities in the U.S.
"Parties"	ANPI, ANPI Holding, ZONE US and ANZ; and "Party" shall mean any one of them
"Series 1 Class B Members"	holders of Series 1 Class B Units who are certain management executives of ANZ
"Series 1 Class B Units"	those 100 Class B Units to be issued and granted to Series 1 Class B Members tentatively on or about the Completion
"Series 2 Class B Units"	Class B Units designated as "Series 2" upon issuance thereof
"Share(s)"	share(s) of HK$0.01 each in the issued and fully paid up share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Super-Majority of Class A Units"	an individual member or group of members holding an aggregate of more than 80% of the outstanding Class A Units
"Tax Distribution"	a distribution by ANZ of its income to the Members earmarked for offsetting any tax liabilities arising from business operations and activities of ANZ and assumed by such Members in accordance with the relevant tax legislation in the U.S.
"Transaction"	the transactions contemplated under the Contribution Agreement and the LLC Agreement, including (but not limited to) the formation of ANZ, the ZONE Reorganisation, and the ZONE Capital Contribution
"Units"	the Class A Units and the Class B Units, together with any other Units authorised by the ANZ Board at any time and from time to time pursuant to the LLC Agreement
"U.S."	United States of America
"US$"	United States dollar(s), the lawful currency of the U.S., and the exchange rate for the purpose of this announcement is US$1 = HK$7.79
"U.S. GAAP"	Generally Accepted Accounting Principles in the U.S.
"ZONE Capital Contribution"	the contribution to be made by ZONE US, as a capital contribution, to ANZ the ZONE LLC Membership Interests, free and clear of any liens at the Completion
"ZONE Conversion"	as defined in the term "ZONE US Reorganisation"
"ZONE Global"	ZONE Global Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company and the immediate holding company of ZONE US
"ZONE LLC"	Zone Telecom, LLC, a wholly-owned subsidiary of ZONE US and a limited liability company under the laws of the State of Delaware to be formed

"ZONE LLC Membership Interests"	the entire equity interests of ZONE LLC
"ZONE Telecom"	Zone Telecom, Inc., a Delaware corporation, being a wholly-owned subsidiary of ZONE US, whose business is provision of telecommunications and related services in the U.S. under the tradename "ZONE"
"ZONE US"	Zone USA, Inc., a Delaware corporation
"ZONE US Reorganisation"	ZONE US will have (i) caused ZONE Telecom to have been converted into ZONE LLC as a wholly-owned subsidiary of ZONE US ("ZONE Conversion"); (ii) immediately prior to the completion of the ZONE Conversion, assumed all ZONE Telecom's obligations of and in the term loan advanced by the Company to ZONE Telecom; and (iii) immediately following the ZONE Conversion, and prior to the ZONE Capital Contribution, contributed US$4.6 million (equivalent to approximately HK$35.8 million) to ZONE LLC as capital contribution
"%"	per cent

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 13 October 2010

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Directors, William Bruce Hicks and Ye Fengping; and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford J.P. and Gerald Clive Dobby.

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	14/10/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	820,000	HKD	0.495	0.467		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	119,180,200	22.79

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	120,000,200	22.95

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100.00	Y	Long position	20,000,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100.00	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/10/2010 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests


Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	15/10/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	980,000	HKD	0.510	0.476		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	120,000,200	22.95

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	120,980,200	23.14

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100.00	Y	Long position	20,980,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100.00	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 18/10/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes 

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	e-Kong Group Ltd.
2. Stock code:	00524
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	522,894,200
5. Name of director (English) as printed on HKID/Passport:	(Surname) Siemens (Other names)Richard John
8. Name of director (Chinese):	衛斯文
9. Chinese Character Code:	589824482429
12. Date of relevant event:	18/10/2010 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		205	20,000	HKD	0.510	0.510		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	120,980,200	23.14

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	121,000,200	23.14

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives	Exercise period			Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares	
Siemens Enterprises Limited	6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (Hong Kong)	Siemens, Richard John	100.00	Y	Long position	21,000,000
Goldstone Trading Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Siemens, Richard John	100.00	Y	Long position	100,000,200

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 19/10/2010 (dd/mm/yyyy)

26. Number of attachments: 0

Back



Companies Registry
公司註冊處

Annual Return of a Non-Hong Kong Company
非香港公司周年申報表

(Companies Ordinance s. 334(1) – (4))
(《公司條例》第 334(1) – (4) 條)

Form 表格 **N3**

Important Notes 重要事項

- Please read the accompanying notes before completing this form. Please print in black ink.
- 填表前請參閱《填表須知》。請用黑色墨水列印。

Company Number 公司編號

F6726

(Note 註 8) **1 Company Name 公司名稱**

e-Kong Group Limited

2 Date of this Return 本申報表日期

The Most Recent Anniversary of the Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊爲非香港公司的最近周年日期

DD 日	MM 月	YYYY 年
12	10	2010

3 Date of Registration under Section 333 of the Companies Ordinance
根據《公司條例》第 333 條註冊的日期

DD 日	MM 月	YYYY 年
12	10	1994

4 Place of Incorporation 成立爲法團所在的地方

BERMUDA

5 Principal Place of Business in Hong Kong 在香港的主要營業地點

(a) Address of the Principal Place of Business in Hong Kong 在香港的主要營業地點的地址

3705 GLOUCESTER TOWER, THE LANDMARK, 15 QUEEN'S ROAD CENTRAL, HONG KONG

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 9) (b) E-mail Address 電郵地址

(Note 註 3) **Presentor's Reference 提交人的資料**

Name 姓名: Willow Consultants Limited

Address 地址: 3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel 電話: 2801 7188　Fax 傳真: 2801 7238

E-mail Address 電郵地址:

Reference 檔號:

For Of

Your Receipt
Companies Registry
H.K.

19/10/2010 11:29:19
Submission No.: 228166217/1
CR NO.: F0006726
Sh. Form.: N3

Revenue Code	Amount(HKD)
93	$180.00

Receipt No.	Method	Amount(HKD)
282280246501	Chq	$180.00

Total Paid $180.00

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

Form 表格 **N3**

Company Number 公司編號: F6726

6 Offices in Place of Incorporation 在成立爲法團所在的地方的辦事處

(a) **Address of the Registered Office (or its equivalent) in Place of Incorporation**
在成立爲法團所在的地方的註冊辦事處 (或等同於註冊辦事處的地方) 的地址

CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11

Country 國家: BERMUDA

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(b) **Address of the Principal Place of Business (if any) in Place of Incorporation**
在成立爲法團所在的地方的主要營業地點的地址 (如有的話)

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 9) (c) **E-mail Address 電郵地址**

7 Mortgages and Charges 按揭及押記

Total amount outstanding as at the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to section 91 of the Companies Ordinance
截至本申報表日期，所有須依據《公司條例》第 91 條向公司註冊處處長登記的按揭及押記的未償還總額

(Note 註 10)

8 Authorized Representative in Hong Kong 居於香港的授權代表

A. Individual Appointed as Authorized Representative 以個人身份獲委任的授權代表

(Use Continuation Sheet A if more than 2 authorized representatives 如有超過兩名授權代表，請用續頁 A 填報)

1 **Name in English 英文姓名**

Surname 姓氏	Other Names 名字
LAU	WAI MING RAYMOND

Name in Chinese 中文姓名

Hong Kong Address 香港地址

FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO, DISCOVERY BAY, LANTAU ISLAND, HONG KONG

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號: F6726

(Note 註 10) **8 Authorized Representative in Hong Kong 居於香港的授權代表** (cont'd 續上頁)

2 Name in English 英文姓名

Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名

Hong Kong Address 香港地址

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

(Note 註 12) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Authorized Representative Other Than Individual 以非個人身份擔任授權代表

(Use Continuation Sheet A if more than 1 authorized representative 如有超過一名授權代表，請用續頁A填報)

Please tick the relevant box 請在適用的空格內加上 ✓ 號

Nature of the Firm or Corporation 商號或法團的性質

☐ A firm of solicitors or a solicitor corporation 律師商號或法團

☐ A firm or corporation of certified public accountants (practising) 執業會計師商號或法團

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 13) **Hong Kong Address 香港地址**

('Care of' addresses and post office box numbers are not acceptable「轉交」地址及郵政信箱號碼恕不接受)

(Note 註 11) **E-mail Address 電郵地址**

Form 表格 **N3**

Company Number 公司編號

F6726

9 Secretary 秘書

A. Individual Secretary 個人秘書

(Use Continuation Sheet B if more than 1 individual secretary 如有超過一名個人秘書，請用續頁B填報)

Name in English 英文姓名

Surname 姓氏	Other Names 名字
LAU	WAI MING RAYMOND

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

FLAT C, 21/F., CELESTIAL MANSION, SIENA TWO, DISCOVERY BAY, LANTAU ISLAND, HONG KONG

Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: D808576(6)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

B. Corporate Secretary 法人團體秘書

(Use Continuation Sheet B if more than 1 corporate secretary 如有超過一名法人團體秘書，請用續頁B填報)

(Note 註 16) **Name in English 英文名稱**

(Note 註 16) **Name in Chinese 中文名稱**

(Note 註 17) **Address 地址**

Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

Form 表格 **N3**

Company Number 公司編號

F6726

10 Directors 董事

A. Individual Director 個人董事

(Use Continuation Sheet C if more than 2 individual directors 如有超過兩名個人董事，請用續頁C填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **1 Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
SIEMENS	RICHARD JOHN

Name in Chinese 中文姓名

衛斯文

Previous Names 前用姓名

Alias 別名

Residential Address 住址

NO. 12-16 TAI TAM ROAD,
HOUSE A,
HONG KONG

Country 國家:

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K674811(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號

F6726

10 Directors 董事 (cont'd 續上頁)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **2** **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名	LIM	SHYANG GUEY
	Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名: 林祥貴

Previous Names 前用姓名:

Alias 別名:

Residential Address 住址:

6TH FLOOR, 4 CORNWALL STREET,
KOWLOON TONG,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**:

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: P924468(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

Company Number 公司編號
F6726

10 Directors 董事 (cont'd 續上頁)

B. Corporate Director 法人團體董事

(Use Continuation Sheet D if more than 1 corporate director 如有超過一名法人團體董事，請用續頁D填報)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☐ Director 董事 ☐ Alternate Director 候補董事 | Alternate to 代替

Name in English 英文名稱

Name in Chinese 中文名稱

(Note 註 17) **Address 地址**

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

Company Number 公司編號
(*Only applicable to body corporate registered in Hong Kong*)
(只適用於在香港註冊的法人團體)

11 Share Capital 股本 *(As at the date of this return 截至本申報表日期)*

(Only applicable to a company having a share capital 只適用於有股本公司)

Authorized Share Capital 法定股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD120,000,000

Issued Share Capital 已發行股本
(If not applicable, please state 'NA')
(如不適用，請填上「不適用」)

Currency 貨幣單位	Total Nominal Value 總面值
HKD	HKD5,228,942

Form 表格 **N3**

Company Number 公司編號

F6726

12 Accounts 帳目

(Please complete Section A or B as appropriate 請填報A或B項)

(Note 註 19)

A. Accounts required under section 336 of the Companies Ordinance are submitted with this form
隨本表格提交《公司條例》第 336 條規定的帳目

Period Covered by the Accounts 該等帳目所涵蓋的會計期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2009	To 至	31	12	2009

(Note 註 20)

B. Accounts required under section 336 of the Companies Ordinance are not submitted with this form for the following reason: -
並無隨表提交《公司條例》第 336 條規定的帳目，原因如下：-

Please tick the relevant box 請在適用的空格內加上 ✓ 號

☐ The company is neither required by the law of the place of its incorporation, the laws of any other jurisdictions where the company is registered as a company, nor the rules of the stock exchange or similar regulatory bodies in any of those jurisdictions to publish its accounts or to deliver copies of its accounts to any person in whose office they may be inspected as of right by members of the public.
公司成立爲法團所在的地方的法律或在其註冊成爲公司的任何其他司法管轄區的法律，以及任何該等司法管轄區的證劵交易所或類似的監管機構的規章，均沒有規定公司須發表帳目或交付帳目副本予任何人，讓公眾人士按應有權利在該人的辦事處查閱。

☐ The company has been incorporated for less than 18 months prior to the date of delivery of the return under section 334(1) of the Companies Ordinance and the accounts of the company that are required to be published have not been made up.
公司成立爲法團的日期與根據《公司條例》第 334(1)條規定交付申報表的日期相距少於 18 個月，而公司須發表的帳目仍未擬備。

(Note 註 21)

Advisory Note 提示

All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.
所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。

This Return includes the following Continuation Sheet(s). 本申報表包括下列續頁。

Continuation Sheet(s) 續頁	A	B	C	D
Number of pages 頁數	NIL	NIL	5	NIL

(Note 註 5) Signed 簽署 : [signature]

Name 姓名 : LAU WAI MING RAYMOND

Date 日期 : 19 OCT 2010 (DD 日 / MM 月 / YYYY 年)

~~Director~~ / Secretary / ~~Manager~~ / Authorized Representative*
董事／秘書／經理／授權代表*

* *Delete whichever does not apply 請刪去不適用者*

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2010
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
HICKS	WILLIAM BRUCE

Name in Chinese 中文姓名

許博志

Previous Names 前用姓名

Alias 別名

Residential Address 住址

FIRST FLOOR, 20 BROOM ROAD,
HAPPY VALLEY,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K323574(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Specification No. 2/2008 (Revision) (July 2008)
指明編號 2/2008 (修訂) (2008 年 7 月)

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2010
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
DOBBY	GERALD CLIVE

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

SUITE 1316, MARCO POLO GATEWAY HOTEL,
CANTON ROAD,
TSIM SHA TSUI,
KOWLOON,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: XD204001(3)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 N3

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2010
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
CRAWFORD	JOHN WILLIAM

Name in Chinese 中文姓名

高來福

Previous Names 前用姓名

Alias 別名

Residential Address 住址

G/F., 22 CONSORT RISE,
POKFULAM,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼

K076692(5)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2010
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份**

☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替

Name in English 英文姓名

Surname 姓氏	Other Names 名字
WEIR	SHANE FREDERICK

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

GROUND FLOOR, 92 ROBINSON ROAD,
MIDLEVELS,
HONG KONG

Country 國家

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: K346255(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

Form 表格 **N3**

(Continuation Sheet C 續頁 C)

Date of Return 本申報表日期

12	10	2010
DD 日	MM 月	YYYY 年

Company Number 公司編號

F6726

Details of Individual Director (Section 10A) 個人董事詳情 (第 10A 項)

Please tick the relevant box(es) 請在適用的空格內加上 ✓ 號

(Note 註 18) **Capacity 身份** ☑ Director 董事 ☐ Alternate Director 候補董事

Alternate to 代替:

Name in English 英文姓名

Surname 姓氏	Other Names 名字
YE	FENGPING

Name in Chinese 中文姓名

Previous Names 前用姓名

Alias 別名

Residential Address 住址

ROOM 4B, LIHAI BUILDING,
OVERSEA CHINESE TOWN,
SHENZHEN

Country 國家: CHINA

('Care of' addresses are not acceptable「轉交」地址恕不接受)

(Note 註 14) **E-mail Address 電郵地址**

(Note 註 15) **Identification 身份證明**

a Hong Kong Identity Card Number 香港身份證號碼: R184313(2)

b Passport 護照

Issuing Country 簽發國家	Number 號碼

e-KONG Group Limited

二零一零年 中期報告

股份代號: 524















聯繫 · 我們

e-K港NG

公司資料



董事會

執行董事
衛斯文*(主席)*
林祥貴

非執行董事
許博志
葉豐平

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
瑪澤會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號
香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄






混合來源
FSC
www.fsc.org SGS-COC-003801
© 1996 Forest Stewardship Council

簡明綜合收益表
截至二零一零年六月三十日止六個月

e-Kong Group Limited(「本公司」)之董事會(「董事會」)謹此提呈本公司及其附屬公司(統稱為「本集團」)截至二零一零年六月三十日止六個月之未經審核中期業績與二零零九年同期之比較數字。此業績未經審核，惟已由本公司之審核委員會及核數師檢閱。

	附註	截至六月三十日止六個月 二零一零年 (未經審核) 千港元	 二零零九年 (未經審核) 千港元
營業額	2	**379,197**	387,088
銷售成本		**(296,435)**	(295,091)
毛利		**82,762**	91,997
其他收益及收入	3	**177**	139
		82,939	92,136
銷售及分銷開支		**(19,547)**	(21,437)
業務宣傳及市場推廣開支		**(2,380)**	(2,651)
經營及行政開支		**(50,350)**	(51,873)
其他經營開支		**(6,914)**	(8,625)
經營溢利		**3,748**	7,550
財務費用	4	**(27)**	(80)
除稅前溢利	4	**3,721**	7,470
稅項	5	**(1,572)**	(1,575)
期內溢利		**2,149**	5,895
應佔期內溢利：			
本公司股權持有人		**2,139**	5,941
非控股權益		**10**	(46)
期內溢利		**2,149**	5,895
EBITDA	6	**8,912**	12,982
		港仙	*港仙*
每股盈利	7		
基本		**0.4**	1.1
攤薄		**0.4**	不適用

簡明綜合全面收益表

截至二零一零年六月三十日止六個月

	截至六月三十日止六個月	
	二零一零年 (未經審核) *千港元*	二零零九年 (未經審核) *千港元*
期內溢利	**2,149**	5,895
期內其他全面收益		
換算海外附屬公司時之匯兑差額	**(102)**	204
期內全面收益總額	**2,047**	6,099
應佔期內全面收益總額：		
本公司股權持有人	**2,037**	6,145
非控股權益	**10**	(46)
期內全面收益總額	**2,047**	6,099

簡明綜合財務狀況表

於二零一零年六月三十日

	附註	於二零一零年六月三十日(未經審核)千港元	於二零零九年十二月三十一日(經審核)千港元
非流動資產			
物業、機器及設備	8	**17,267**	14,246
無形資產	9	**–**	–
商譽	10	**–**	–
遞延稅項資產		**14,786**	14,805
		32,053	29,051
流動資產			
貿易及其他應收款項	11	**99,694**	88,160
已抵押銀行存款		**2,210**	2,211
現金及銀行結餘		**182,625**	197,426
		284,529	287,797
流動負債			
貿易及其他應付款項	12	**111,301**	112,730
財務租賃承擔之即期部份		**149**	142
應付稅項		**2,143**	2,956
		113,593	115,828
流動資產淨值		**170,936**	171,969
總資產減流動負債		**202,989**	201,020
非流動負債			
財務租賃承擔		**376**	453
遞延稅項負債		**244**	245
資產淨值		**202,369**	200,322
資本及儲備			
股本		**5,229**	5,229
儲備		**207,437**	195,093
本公司股權持有人應佔權益		**212,666**	200,322
非控股權益		**(10,297)**	–
權益總額		**202,369**	200,322

簡明綜合權益變動表
截至二零一零年六月三十日止六個月

	本公司股權持有人應佔								
				股本				非控股	
	股本	股份溢價	匯兌儲備	贖回儲備	實繳盈餘	累計溢利	總計	權益	權益總額
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零一零年一月一日	**5,229**	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**200,322**	**–**	**200,322**
期內全面收益總額	**–**	**–**	**(102)**	**–**	**–**	**2,139**	**2,037**	**10**	**2,047**
按採納香港會計準則第27號(經修訂)後，非控股權益應佔虧損結餘	**–**	**–**	**–**	**–**	**–**	**10,307**	**10,307**	**(10,307)**	**–**
於二零一零年六月三十日	**5,229**	**68,341**	**2,226**	**6**	**83,489**	**53,375**	**212,666**	**(10,297)**	**202,369**
於二零零九年一月一日	5,229	68,341	731	6	83,489	21,895	179,691	730	180,421
期內全面收益總額	–	–	204	–	–	5,941	6,145	(46)	6,099
於二零零九年六月三十日	5,229	68,341	935	6	83,489	27,836	185,836	684	186,520

簡明綜合現金流量表

截至二零一零年六月三十日止六個月

	截至六月三十日止六個月	
	二零一零年 （未經審核） *千港元*	二零零九年 （未經審核） *千港元*
經營業務(所用)／所得現金淨額	**(6,343)**	2,922
投資業務所用現金淨額	**(8,205)**	(3,683)
融資業務所用現金淨額	**(69)**	(4,312)
現金及現金等值項目減少淨額	**(14,617)**	(5,073)
於一月一日之現金及現金等值項目	**199,637**	179,328
現金及現金等值項目匯兑虧損	**(185)**	–
於六月三十日之現金及現金等值項目	**184,835**	174,255
現金及現金等值項目之結餘分析		
已抵押銀行存款	**2,210**	2,161
現金及銀行結餘	**182,625**	172,094
	184,835	174,255

1. 編製基準及會計政策

簡明綜合財務報表未經審核，乃根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露規定而編製。此等中期財務報表所採納之會計政策及編製基準與本公司二零零九年年報所採納者一致，惟以下所述者除外。

於本期間，本集團採納由香港會計師公會頒佈並與本集團有關之下列新增及經修訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(以下統稱為(「新增及經修訂香港財務報告準則」)，而該等準則必須於二零一零年一月一日或之後開始之年度期間生效。

香港會計準則第27號(經修訂)	綜合及獨立財務報表
香港財務報告準則第3號(經修訂)	業務合併

香港會計準則第27號(經修訂)規定即使導致非控股權益出現虧損結餘，全面收益總額都必須由母公司擁有人和非控股權益分佔。該經修訂準則使本集團對非控股權益應佔全面收益總額的會計政策受到影響。由於本集團在應用有關修訂中獲豁免追溯，故採納該經修訂準則毋須重列本集團先前呈報之業績。

香港財務報告準則第3號(經修訂)繼續將收購法應用於業務合併，但與香港財務報告準則第3號相比有若干重大變動。採納該經修訂準則可能影響本集團對業務合併(倘及當其於日後進行)的會計處理，由於本集團於本期間並無有關交易，故採納該經修訂準則對本集團並不會構成影響。

本集團並無提前採納香港會計師公會頒佈而對本期間尚未生效之新增及經修訂香港財務報告準則。本集團正在評估該等新增及經修訂香港財務報告準則於將來採納後可能造成之影響。

2. 營業額及分部資料

本集團之管理層確定經營分部，以便進行資源分配及業績評估。本集團之業務分部包括電訊服務及其他業務。其他業務包括提供保險經紀業務及顧問服務。

本集團期內按業務及地區分部劃分之分部資料分析如下。

(a) 按業務分部劃分：

	截至六月三十日止六個月					
	二零一零年			二零零九年		
	電訊服務 (未經審核) *千港元*	**其他 (未經審核) *千港元***	**綜合 (未經審核) *千港元***	電訊服務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	**378,771**	**426**	**379,197**	386,661	427	387,088
業績						
分部業績	**12,870**	**33**	**12,903**	18,538	(13)	18,525
財務費用			**(27)**			(80)
其他經營收入及開支			**(9,155)**			(10,975)
除稅前溢利			**3,721**			7,470

2. 營業額及分部資料(續)

(b) 按地區分部劃分：

	來自對外銷售之營業額		物業、機器及設備	
	截至六月三十日止六個月			
	二零一零年 (未經審核) 千港元	二零零九年 (未經審核) 千港元	二零一零年 六月三十日 (未經審核) 千港元	二零零九年 十二月三十一日 (經審核) 千港元
北美洲	**341,533**	346,472	**13,101**	9,236
亞太地區	**37,664**	40,616	**4,166**	5,010
	379,197	387,088	**17,267**	14,246

3. 其他收益及收入

	截至六月三十日止六個月	
	二零一零年 (未經審核) 千港元	二零零九年 (未經審核) 千港元
銀行存款之利息收入	**141**	105
應收貸款款項之利息收入	**32**	28
	173	133
其他	**4**	6
	177	139

4. 除稅前溢利

除稅前溢利已扣除下列各項：

	截至六月三十日止六個月	
	二零一零年 (未經審核) 千港元	二零零九年 (未經審核) 千港元
財務費用：		
銀行貸款及其他借款(須於五年內全數償還)之利息	–	(46)
財務租賃承擔之財務費用	**(27)**	(34)
	(27)	(80)
折舊	**(5,164)**	(5,432)

5. 稅項

	截至六月三十日止六個月	
	二零一零年	二零零九年
	(未經審核)	(未經審核)
	千港元	*千港元*
現行稅項		
海外所得稅	**(1,572)**	(1,575)

由於本集團於期內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷，因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅開支。

6. EBITDA

EBITDA指未扣除利息開支、稅項、折舊及攤銷前之盈利。

7. 每股盈利

截至二零一零年六月三十日止六個月之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利2,139,000港元(二零零九年六月三十日：5,941,000港元)及期內已發行股份522,894,200股(二零零九年六月三十日：522,894,200股)計算。

截至二零一零年六月三十日止六個月之每股攤薄盈利，與每股基本盈利相同。

由於購股權之行使價較股份平均市場價格為高，因此並無呈列截至二零零九年六月三十日止六個月之每股攤薄盈利。

8. 購買及出售物業、機器及設備

期內，本集團購買及出售之物業、機器及設備之成本分別為8,219,000港元(二零零九年十二月三十一日：3,140,000港元)及222,000港元(二零零九年十二月三十一日：5,897,000港元)。

9. 無形資產

	於二零一零年六月三十日(未經審核)	於二零零九年十二月三十一日(經審核)
	千港元	*千港元*
成本	**56,530**	56,530
累計攤銷及減值虧損	**(56,530)**	(56,530)
	–	–

由於二零零八年第四季經濟顯著放緩，管理層認為無形資產出現減值虧損，乃與電訊業務之開發成本及客戶合約有關，因此減值於二零零八年全數確認。

10. 商譽

	於二零一零年六月三十日(未經審核)	於二零零九年十二月三十一日(經審核)
	千港元	*千港元*
成本	**3,237**	3,237
累計減值虧損	**(3,237)**	(3,237)
	–	–

於二零零九年內，商譽因收購一間附屬公司5%額外權益之股本而產生。由於此收購事項，該附屬公司已由本公司全資擁有。本集團在評估商譽之可收回值，並經考慮其附屬公司之唯一資產已全數減值後，故確定有關商譽亦作出減值及於二零零九年就其全數作出撥備。

11. 貿易及其他應收款項

	於二零一零年 六月三十日 (未經審核) 千港元	於二零零九年 十二月三十一日 (經審核) 千港元
應收貿易款項	**82,110**	77,137
其他應收款項		
按金、預付款項及其他應收款項	**17,584**	11,023
	99,694	88,160

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆賬撥備)，有關賬齡分析(按發票日期)如下：

	於二零一零年 六月三十日 (未經審核) 千港元	於二零零九年 十二月三十一日 (經審核) 千港元
少於一個月	**75,845**	66,489
一至三個月	**5,519**	8,177
超過三個月但少於十二個月	**746**	2,471
	82,110	77,137

12. 貿易及其他應付款項

	於二零一零年六月三十日(未經審核) *千港元*	於二零零九年十二月三十一日(經審核) *千港元*
應付貿易款項	**51,317**	53,377
其他應付款項		
應計費用及其他應付款項	**59,984**	59,353
	111,301	112,730

貿易及其他應付款項包括應付貿易款項，有關賬齡分析(按發票日期)如下：

	於二零一零年六月三十日(未經審核) *千港元*	於二零零九年十二月三十一日(經審核) *千港元*
少於一個月	**49,660**	37,586
一至三個月	**756**	15,140
超過三個月但少於十二個月	**901**	651
	51,317	53,377

中期財務報表檢閱報告書



MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致**e-Kong Group Limited**
(於百慕達註冊成立之有限公司)

審核委員會

引言

本核數師已檢閱載於第1頁至第12頁之中期財務報表，包括e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)於二零一零年六月三十日之簡明綜合財務狀況表及截至該日止六個月期間之相關簡明綜合收益表、簡明綜合全面收益表、簡明綜合權益變動表及簡明綜合現金流量表以及附註說明。香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報表的編製須符合相關條文及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)的規定。 貴公司董事須負責按照香港會計準則第34號編製及呈列此等中期財務報表。

本核數師之責任是根據我們的檢閱對此等中期財務報表作出結論，並按照雙方所協定之委聘書條款僅向 閣下滙報而不作其他用途。我們不會就本報告書之內容向任何其他人士負上或承擔任何責任。

檢閱範圍

本核數師已按照香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行檢閱工作。中期財務報表之檢閱包括向主要負責財務和會計事務之人員作出查詢，及進行分析和其他檢閱程序。由於檢閱的範圍遠較根據香港審計準則進行審核之範圍為小，故此檢閱未能確保我們可以知悉在審核中可能被發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據本核數師之檢閱，我們並無發現任何事項，致使我們相信中期財務報表在各重大方面未有按照香港會計準則第34號編製。

瑪澤會計師事務所有限公司
執業會計師

香港，二零一零年八月二十七日

郭婉文
執業證書號碼：P04604

業務回顧及展望

整體表現

於回顧期間，本集團繼續專注於分散及擴闊其於電訊及資訊科技分部之收益基礎，從而有助於抵銷影響本集團(尤其是於美國)業務表現之行業動向不明朗及即將實施之監管改革而帶來之若干持續挑戰。二零一零年上半年，本集團營業額為379,200,000港元，與二零零九年同期之387,100,000港元相比保持穩定。期內毛利率由23.8%下降至21.8%，而經營開支於經營效率提升後進一步減少。毛利率之減少主要是由於市場競爭激烈及收入組合亦有所變動所致。其中，批發分部所產生之收入比例不斷增加，而該分部通常是流量較高而每分鐘平均價格及毛利率較低。因此，於回顧期間，股權持有人應佔溢利減少至2,100,000港元，而去年同期則為5,900,000港元。EBITDA為8,900,000港元，而去年同期則為13,000,000港元。本集團之財務狀況繼續保持穩健，資產淨值由二零零九年年末之200,300,000港元增加至202,400,000港元。

美國業務

於二零一零年上半年，儘管面臨美國市場動向之種種挑戰及其經濟低迷之狀況，ZONE之營業額仍達到341,500,000港元，僅較去年同期錄得之346,500,000港元略有下降。面臨種種不明朗因素期間，ZONE仍然保持審慎，務求維持穩健的財務及現金狀況。同時，ZONE繼續審慎投資，擴建其交換機設備及網絡基建。此類設施已促進改善短期經營效率，並確保其在可見之將來保持競爭力。

由於第一級網絡商於過去數年多次上調收費，導致ZONE之ILEC客戶利潤空間收窄，其增加部份隨後大多轉嫁予客戶，從而加速了ILEC客戶放棄一直以來以成本較高之交換機通訊作為接駁通話之業務模式，轉而採用透過專用線路進行接駁通訊之不同模式。該加速轉換於年度第二季尤為明顯。就長期而言，此持續轉換趨勢預期將導致ILEC分部收入下降，此乃由交換機通訊與專線通訊流量之間每分鐘加權平均價格之負差額所致。然而，ZONE已於ILEC分部就此轉變做足應對措施，在過去幾年安裝新的網際規約話音(VoIP)交換機設備，進一步擴展其網絡功能，以降低客戶接入成本。

於回顧期間，由於ZONE於西岸及東岸所運營之交換機設備功能顯著，批發分部錄得顯著增長。ZONE之終端骨幹網絡以較為多元化且終端質素較高為特點，既可滿足客戶需求，同時亦具成本效益。此外，ZONE已實施各種基於軟件之功能，以監察各網絡商之實時終端選擇，確保盈利能力。

企業分部因經營環境困難及部分網絡商實施短時間罰款而受到影響，逼使一些對價格敏感的企業客戶另尋電訊解決方案。然而，由於ZONE重新着重現有及新增代理於產品及銷售工具需求之努力初見成效，於二零一零年第二季，企業分部之營業額有所回升。數據及本地服務為改善之首要重點，而改善令產品更加多元化，定價亦更具競爭力。各類市場推廣活動之推出亦促進了新增銷售額之增長，同時亦有助於挽留現有客戶。於二零一零年上半年，ZONE聘用一所美國其中最大的主代理分銷商，其於美國各地雇有超過2,000名分代理。

亞洲業務

ZONE亞洲於二零一零年上半年之營業額錄得37,300,000港元，較二零零九年同期的

40,200,000港元下跌7.3%。儘管亞洲整體經濟狀況已有所改善，但新加坡和香港的電訊行業競爭仍然十分激烈，而ZONE亞洲的大部份營業額均來源於此。ZONE亞洲持續向其傳統業務及地域範圍以外擴展，以擴闊其收入基礎及減低對其話音業務收益的依賴程度。

在香港，ZONE的解決方案業務成功獲得企業客戶及政府相關機構的大量訂單，故源自該業務的收益不斷增長。透過與若干知名資訊科技產銷商建立商業及策略合作關係（包括成為戴爾及Juniper Networks的獲授權代理，分別轉售其電腦與企業級伺服器硬件，及其網絡設備），ZONE已進一步擴大其業務範圍及提供之產品種類。

除了擴大其香港本地的銷售團隊規模，ZONE透過其新網站(*www.zonetel.com*)及其他網上營銷平台積極推廣其產品及服務，將其銷售及營銷措施拓展至全球範圍。

在新加坡，ZONE的核心直撥國際長途電話業務仍面臨激烈競爭，特別是來自第一級營運商的競爭。儘管面臨競爭，ZONE根據其調整市場推廣工作推銷利潤率較高之產品的策略，並針對企業市場推出新服務功能，如電話會議解決方案、廣發短訊及防範詐騙電話功能，以持續擴展其用戶基礎及穩定用戶通話量。

於二零一零年第二季後期時，ZONE開始透過位於中東國家的轉售商推廣其網際規約話音(VoIP)服務，其亦計劃於不久的將來向東南亞地區的其他國家擴展。目前，ZONE正在升級其基礎設施及產品開發能力，同時加強人力資源建設及提升員工技能水平，以支持其業務擴充計劃。核心能力的提升預期有利於ZONE以更快的速度增加及擴闊其客戶基礎，以及進一步擴大其服務種類。

展望

在美國，持續之成本壓力及圍繞監管改革所帶來的不確定因素，已導致近期電訊行業併購及合併的步伐加快。在此種宏觀環境下，基於其穩健的財務狀況，本集團已準備就緒，正在探討若干已提出的併購機會。本集團深知，當ZONE的美國業務達到相當規模而可充分利用其獨有地位，進而將其產品和服務擴展至其他互補市場和地區之時，其可錄得的價值將增加。回顧期內若干關於潛在併購目標之討論已取得重要進展，且本集團預期於未來的六個月內可達成一宗或更多該等潛在交易。

在亞洲，本集團於下半年將會一如既往，在ZONE業務繼續建立更多元化的收益基礎及進一步提升其於區內的競爭地位。與此同時，本集團亦會跟進併購活動，尋求可補足其現有業務的機遇以及可提供地區及產品多元化的其他潛在目標。

財務回顧

營業額

於回顧期間，本集團之營業額由387,100,000港元下跌2.0%至379,200,000港元。

總經營開支

期內，本集團持續採取其節省成本措施，並成功將其於回顧期間的總經營開支減少至79,200,000港元，而去年同期則為84,600,000港元。而在其他方面之努力下，銷售及分銷開支由21,400,000港元(佔期內營業額5.5%)減少至19,500,000港元(佔期內營業額5.2%)。

業績

本期間之毛利下跌10.0%至82,800,000港元，而去年同期則為92,000,000港元。經營溢利於期內為3,700,000港元，而去年同期則為7,600,000港元。

本公司股權持有人應佔綜合溢利為2,100,000港元，而二零零九年首六個月為5,900,000港元。

於回顧期間，本集團之EBITDA為8,900,000港元，而去年同期則為13,000,000港元。

中期股息

董事會不建議就截至二零一零年六月三十日止六個月派付股息(二零零九年六月三十日：無)。

資本結構、流動資金及融資

本集團維持其穩健之流動資金狀況，流動資產淨值略微減少至171,000,000港元(二零零九年十二月三十一日：172,000,000港元)。於二零一零年六月三十日，本集團之資產淨值增加至202,400,000港元(二零零九年十二月三十一日：200,300,000港元)。

本期間，資本開支為8,200,000港元，較去年同期增長，是由於擴充ZONE的交換機設備及網絡能力所致，而有關持續資本資金乃由內部產生的現金流應付。

現金及銀行結餘(不包括已抵押銀行存款)於二零一零年六月三十日為182,600,000港元(二零零九年十二月三十一日：197,400,000港元)。於二零一零年六月三十日，本集團已抵押銀行存款為數2,200,000港元(二零零九年十二月三十一日：2,200,000港元)予銀行，作為銀行向供應商提供擔保之抵押。

於二零一零年六月三十日，並無尚未償還之銀行借款(二零零九年十二月三十一日：無)。

於二零一零年六月三十日，本集團之設備租賃融資負債為500,000港元(二零零九年十二月三十一日：600,000港元)。

本集團之負債資產比率(按借款總額佔資產淨值之百分比計算)保持在0.3%(二零零九年十二月三十一日：0.3%)的低水平。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兌美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。本集團繼續密切監察新加坡元兌美元之匯率，倘新加坡業務之現金流入於未來增加而外匯市場繼續波動，本集團將於適當時採取必要之行動，減低上述外匯風險。就此方面，本集團於二零一零年六月三十日，並無進行任何相關對沖。

或然負債及承擔

於二零一零年六月三十日，並無重大或然負債或承擔。

除上述者外，就董事所知，本公司二零零九年年報內所披露之資料並無任何其他重大變動。

其他資料

董事之證券權益

於二零一零年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條須予存置之登記冊所記錄，或本公司及香港聯合交易所有限公司(「聯交所」)根據上市規則附錄十所載上市發行人董事進行證券交易的標準守則(「標準守則」)所獲知會，本公司董事及主要行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中之權益及淡倉載列如下。

董事姓名	身份	所持股份*數目	持股概約百分比
衛斯文	由受控制法團持有	119,180,200 *(附註1)*	22.8%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註2)*	13.0%
林祥貴	個人	3,000,000	0.6%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

附註：

1. *19,180,000股股份由Siemens Enterprises Limited實益擁有，而100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。*
2. *67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。*

上文披露之所有權益均為本公司股份之好倉，而於二零一零年六月三十日，董事概無持有任何相關股份。

除上文所披露者外，於二零一零年六月三十日，根據證券及期貨條例第352條須予存置之登記冊所記錄，或本公司及聯交所根據標準守則所獲知會，本公司董事或主要行政人員(包括彼等之配偶及未滿18歲之子女)概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內任何時間訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦並未於期內行使任何該等權利。

主要股東

於二零一零年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份*數目	持股概約百分比
Goldstone Trading Limited *(附註1)*	100,000,200	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Ganado Investments Corporation Ltd. *(附註2)*	74,676,461	14.3%
Jennifer Wes Saran *(附註2)*	75,017,661	14.3%
Great Wall Holdings Limited *(附註1)*	67,962,428	13.0%

* *「股份」指本公司股本中每股面值0.01港元之普通股。*

附註：

1. *彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。*
2. *該等股份由Ganado Investments Corporation Ltd.控制之Future (Holdings) Limited持有，而Ganado Investments Corporation Ltd.由Jennifer Wes Saran女士控制。*

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零一零年六月三十日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

購股權計劃

本公司

於二零零二年六月二十八日，本公司採納一項購股權計劃。根據購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納購股權計劃以來並無據其授出任何購股權。

附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)該附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信

託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

期內，本公司之董事、主要行政人員、主要股東、貨物或服務供應商或其他參與者概無持有任何購股權。

企業管治

本公司董事致力維持高水平之企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。除下文所闡述之偏離事項外，就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零一零年六月三十日止六個月內任何時間未有或未曾遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

企業管治守則守則條文A.2.1訂明主席與行政總裁之角色應有區分，並不應由一人同時兼任，使責任不會集中於任何一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任，制訂成為其書面政策指引的一部份，當中明確說明主席負責領導工作，確保董事會有效運作，而董事總經理則獲授權並負責監督由董事會制訂之預算及目標之實施情況。然而，在董事會一致批准下，主席衛斯文先生自二零零七年六月十六日起亦兼任本公司之行政總裁一職。董事會不時重新評估本公司偏離企業管治守則A.2.1可能產生之負面影響，並相信將主席及行政總裁之職務授予同一人士使擴展藍圖規劃以及實施業務計劃及發展策略更具效益及效率。同時，相信由於董事會由經驗豐富之優秀人才組成，並有足夠數目之獨立非執行董事，權力及授權之平衡並無減弱，而具效率之董事會可充分確保其平衡。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載上市發行人董事進行證券交易的標準守則(標準守則)作為本身之證券守則。全體董事經本公司特定查詢後確認，於截至二零一零年六月三十日止六個月已全面遵守標準守則所載之所需標準。

審核委員會

審核委員會已與本公司管理層及核數師檢閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括檢閱本公司截至二零一零年六月三十日止六個月之未經審核綜合財務報表)進行討論。本公司核數師進行之檢閱乃根據香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行。

買賣或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

其他資料(續)

僱員薪酬政策

於二零一零年六月三十日，本集團於美國、中國、香港及新加坡共有133名(二零零九年十二月三十一日：142名)僱員。於截至二零一零年六月三十日止六個月，本集團之總員工成本為34,400,000港元(二零零九年六月三十日：36,400,000港元)。

本集團之薪酬政策按個別僱員之表現及經驗制訂，並與本集團經營所在地之市場慣例相符。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

環保意識

過去幾年，本集團相當努力去減少在其業務過程中產生之廢物。自二零零八年起，本公司已參與由環保署及環境保護運動委員會等組織舉辦之認可計劃 — 香港環保卓越計劃之「減廢標誌」。該計劃目的旨在鼓勵香港工商機構採取措施，減少企業在運作、製造產品及提供服務時所產生之廢物。本公司連續三年獲頒贈「卓越級別」之減廢標誌。

致謝

董事會謹此感謝所有客戶、股東、業務夥伴及專業顧問一直以來之支持，並對董事仝寅及僱員於期內為本集團作出之寶貴努力、貢獻及承擔致以衷心謝意。

承董事會命

公司秘書
劉偉明

二零一零年八月二十七日

Condensed Consolidated Income Statement

For the six months ended 30 June 2010

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein presents the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2010, together with comparative figures for the corresponding period in 2009. The results were unaudited but have been reviewed by the Audit Committee and the auditor of the Company.

	Notes	Six months ended 30 June 2010 (Unaudited) *HK$'000*	2009 (Unaudited) *HK$'000*
Turnover	2	**379,197**	387,088
Cost of sales		**(296,435)**	(295,091)
Gross profit		**82,762**	91,997
Other revenue and income	3	**177**	139
		82,939	92,136
Selling and distribution expenses		**(19,547)**	(21,437)
Business promotion and marketing expenses		**(2,380)**	(2,651)
Operating and administrative expenses		**(50,350)**	(51,873)
Other operating expenses		**(6,914)**	(8,625)
Profit from operations		**3,748**	7,550
Finance costs	4	**(27)**	(80)
Profit before taxation	4	**3,721**	7,470
Taxation	5	**(1,572)**	(1,575)
Profit for the period		**2,149**	5,895
Profit for the period attributable to:			
Equity holders of the Company		**2,139**	5,941
Non-controlling interests		**10**	(46)
Profit for the period		**2,149**	5,895
EBITDA	6	**8,912**	12,982
		HK cents	*HK cents*
Earnings per share	7		
Basic		**0.4**	1.1
Diluted		**0.4**	N/A

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2010

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit for the period	**2,149**	5,895
Other comprehensive income for the period		
Exchange differences on translation of foreign subsidiaries	**(102)**	204
Total comprehensive income for the period	**2,047**	6,099
Total comprehensive income for the period attributable to:		
Equity holders of the Company	**2,037**	6,145
Non-controlling interests	**10**	(46)
Total comprehensive income for the period	**2,047**	6,099

Condensed Consolidated Statement of Financial Position

As at 30 June 2010

	Notes	As at 30 June 2010 (Unaudited) HK$'000	As at 31 December 2009 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	17,267	14,246
Intangible assets	9	–	–
Goodwill	10	–	–
Deferred tax assets		14,786	14,805
		32,053	29,051
Current assets			
Trade and other receivables	11	99,694	88,160
Pledged bank deposits		2,210	2,211
Cash and bank balances		182,625	197,426
		284,529	287,797
Current liabilities			
Trade and other payables	12	111,301	112,730
Current portion of obligations under finance leases		149	142
Taxation payable		2,143	2,956
		113,593	115,828
Net current assets		170,936	171,969
Total assets less current liabilities		202,989	201,020
Non-current liabilities			
Obligations under finance leases		376	453
Deferred tax liabilities		244	245
NET ASSETS		202,369	200,322
Capital and reserves			
Share capital		5,229	5,229
Reserves		207,437	195,093
Equity attributable to equity holders of the Company		212,666	200,322
Non-controlling interests		(10,297)	–
TOTAL EQUITY		202,369	200,322

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2010

	Attributable to equity holders of the Company								
	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated profits (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*	Non-controlling interests (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2010	**5,229**	**68,341**	**2,328**	**6**	**83,489**	**40,929**	**200,322**	**–**	**200,322**
Total comprehensive income for the period	**–**	**–**	**(102)**	**–**	**–**	**2,139**	**2,037**	**10**	**2,047**
Deficit balance attributable to non-controlling interests upon adoption of HKAS 27 (Revised)	**–**	**–**	**–**	**–**	**–**	**10,307**	**10,307**	**(10,307)**	**–**
As at 30 June 2010	**5,229**	**68,341**	**2,226**	**6**	**83,489**	**53,375**	**212,666**	**(10,297)**	**202,369**
As at 1 January 2009	5,229	68,341	731	6	83,489	21,895	179,691	730	180,421
Total comprehensive income for the period	–	–	204	–	–	5,941	6,145	(46)	6,099
As at 30 June 2009	5,229	68,341	935	6	83,489	27,836	185,836	684	186,520

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2010

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (used in) / generated from operating activities	**(6,343)**	2,922
Net cash used in investing activities	**(8,205)**	(3,683)
Net cash used in financing activities	**(69)**	(4,312)
Net decrease in cash and cash equivalents	**(14,617)**	(5,073)
Cash and cash equivalents as at 1 January	**199,637**	179,328
Exchange loss on cash and cash equivalents	**(185)**	–
Cash and cash equivalents as at 30 June	**184,835**	174,255
Analysis of the balances of cash and cash equivalents		
Pledged bank deposits	**2,210**	2,161
Cash and bank balances	**182,625**	172,094
	184,835	174,255

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2010

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2009 Annual Report except as described below.

In the current period, the Group has applied the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter, collectively, referred to as "new and revised HKFRSs") issued by HKICPA which are mandatory for annual periods beginning on or after 1 January 2010 and are relevant to the Group.

HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 3 (Revised)	Business Combinations

HKAS 27 (Revised) requires that total comprehensive income is attributed to the owners of the parent and non-controlling interests even if it results in the non-controlling interests having a deficit balance. This revised standard affects the Group's accounting policy for total comprehensive income attributable to the non-controlling interests. As the Group is exempted from applying the amendments retrospectively, the previously reported results of the Group are not required to be restated on the adoption of this revised standard.

HKFRS 3 (Revised) continues to apply the acquisition method to business combinations but with some significant changes when compared with HKFRS 3. While the adoption of this revised standard may affect the Group's accounting for business combinations if and when they occur in future, as the Group had no such transactions during the current period, the adoption of this revised standard has no impact on the Group.

The Group has not early adopted the new and revised HKFRSs issued by HKICPA that are not yet effective for the current period. The Group is in the process of assessing the possible impact on the adoption of these new and revised HKFRSs in future.

2. TURNOVER AND SEGMENTAL INFORMATION

The Group's management determines the operating segments for the purposes of resource allocations and performance assessments. The business segments of the Group comprise telecommunication services and other operations. The other operations include the provision of insurance brokerage and consultancy services.

Analyses of the Group's segmental information by business and geographical segments during the period are set out below.

(a) By business segments:

	Six months ended 30 June					
	2010			2009		
	Telecom-munication services (Unaudited) *HK$'000*	**Others (Unaudited) *HK$'000***	**Consolidated (Unaudited) *HK$'000***	Telecom-munication services (Unaudited) *HK$'000*	Others (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**378,771**	**426**	**379,197**	386,661	427	387,088
Results						
Segment results	**12,870**	**33**	**12,903**	18,538	(13)	18,525
Finance costs			**(27)**			(80)
Other operating income and expenses			**(9,155)**			(10,975)
Profit before taxation			**3,721**			7,470

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2010

2. TURNOVER AND SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments:

	Turnover from external sales		Property, plant and equipment	
	Six months ended 30 June			
	2010	2009	**30 June 2010**	31 December 2009
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Audited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
North America	**341,533**	346,472	**13,101**	9,236
Asia Pacific	**37,664**	40,616	**4,166**	5,010
	379,197	387,088	**17,267**	14,246

3. OTHER REVENUE AND INCOME

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest income on bank deposits	**141**	105
Interest income on loan receivable	**32**	28
	173	133
Other	**4**	6
	177	139

4. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging the following:

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings wholly repayable within five years	–	(46)
Finance charges on obligations under finance leases	**(27)**	(34)
	(27)	(80)
Depreciation	**(5,164)**	(5,432)

5. TAXATION

	Six months ended 30 June	
	2010	2009
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Overseas income taxes	**(1,572)**	(1,575)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the period was wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax charges in certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2010 is based on the consolidated profit attributable to equity holders of the Company of HK$2,139,000 (30 June 2009: HK$5,941,000) and on the 522,894,200 (30 June 2009: 522,894,200) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2010 is the same as the basic earnings per share.

Diluted earnings per share for the six months ended 30 June 2009 has not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment at the cost of HK$8,219,000 (31 December 2009: HK$3,140,000) and those at the cost of HK$222,000 (31 December 2009: HK$5,897,000) were disposed of.

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2010

9. INTANGIBLE ASSETS

	As at 30 June 2010 (Unaudited) HK$'000	As at 31 December 2009 (Audited) HK$'000
Cost	**56,530**	56,530
Accumulated amortisation and impairment losses	**(56,530)**	(56,530)
	–	–

As a result of the significant economic downturn in the fourth quarter of 2008, management considered that impairment losses on the intangible assets related to development costs and customer contracts in respect of the telecommunication business had occurred and, therefore, full impairment was recognised in the year of 2008.

10. GOODWILL

	As at 30 June 2010 (Unaudited) HK$'000	As at 31 December 2009 (Audited) HK$'000
Cost	**3,237**	3,237
Accumulated impairment losses	**(3,237)**	(3,237)
	–	–

Goodwill arose from the acquisition of a 5% additional interest in the share capital of a subsidiary during the year of 2009. As a result of the acquisition, the subsidiary became wholly-owned by the Company. The Group assessed the recoverable value of the goodwill and, after considering the value of the sole asset of the subsidiary as being fully impaired, determined that the goodwill was also impaired and, therefore, fully provided for it in 2009.

11. TRADE AND OTHER RECEIVABLES

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Trade receivables	**82,110**	77,137
Other receivables		
Deposits, prepayments and other debtors	**17,584**	11,023
	99,694	88,160

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis by invoice date:

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Less than 1 month	**75,845**	66,489
1 to 3 months	**5,519**	8,177
More than 3 months but less than 12 months	**746**	2,471
	82,110	77,137

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2010

12. TRADE AND OTHER PAYABLES

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Trade payables	**51,317**	53,377
Other payables		
Accrued charges and other creditors	**59,984**	59,353
	111,301	112,730

Included in trade and other payables are trade creditors with the following ageing analysis by invoice date:

	As at 30 June 2010 (Unaudited) *HK$'000*	As at 31 December 2009 (Audited) *HK$'000*
Less than 1 month	**49,660**	37,586
1 to 3 months	**756**	15,140
More than 3 months but less than 12 months	**901**	651
	51,317	53,377

Report on Review of Interim Financial Statements



MAZARS CPA LIMITED
瑪澤會計師事務所有限公司
42nd Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
香港灣仔港灣道18號中環廣場42樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 1 to 12, which comprised the condensed consolidated statement of financial position of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") as at 30 June 2010 and the related condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with HKAS 34.

Our responsibility is to express a conclusion on these interim financial statements based on our review and report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with HKAS 34.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 27 August 2010

Eunice Y M Kwok
Practising Certificate number: P04604

Business Review and Outlook

Overall Performance

During the period under review, the Group remained focused on diversifying and broadening its revenue base in the telecom and IT sector, which helped to offset some ongoing challenges imposed by uncertainties in the industry dynamics and impending regulatory reforms affecting the Group's business performance, particularly in the United States. The Group's turnover remained steady at HK$379.2 million for the first half of 2010 compared to HK$387.1 million for the same period in 2009. Gross margin fell from 23.8% for the prior period to 21.8% while operating expenses were further reduced following improvements in operating efficiencies. The decrease in gross margin was due mainly to the competitive market environment and also to changes in the revenue mix with an increasing proportion being generated from the wholesale segment which typically generates higher traffic volume but has a lower average price per minute and gross margin. Consequentially, the profit attributable to equity holders decreased to HK$2.1 million for the period under review as compared with HK$5.9 million in the previous corresponding period. EBITDA amounted to HK$8.9 million, compared to HK$13.0 million for the prior period. The Group's financial position continues to strengthen with the net asset value increasing from HK$200.3 million at the 2009 year end to HK$202.4 million.

US Operations

During the first half of 2010, despite facing various challenges in the market dynamics and weak economic conditions in the United States, ZONE achieved turnover of HK$341.5 million which was only slightly lower than the HK$346.5 million recorded in the corresponding period in the prior year. During these uncertain times, ZONE has remained prudent in maintaining strong financial and cash positions. At the same time, it has continued to invest vigilantly in expanding its switching facilities and network infrastructure which has helped to improve short term operating efficiencies and ensure that it remains competitive for the foreseeable future.

The squeeze on profitability of ZONE's ILEC customers due to repeated rate increases over the last few years by the first tier carriers, many of which were subsequently passed on to the customers, accelerated the migration by ILEC customers from their long-standing business model of routing minutes as higher cost switched traffic to a different model of routing them through dedicated circuits. That accelerated migration became apparent during the second quarter of the year. In a longer term, the continuing migration trend is expected to result in a drop in revenue from the ILEC segment due to the negative variance in the weighted average price per minute between switched and dedicated traffic. ZONE is however prepared for this transition within the ILEC sector, having over the past several years installed new VoIP switch facilities to further extend its network capabilities to allow for lower cost access to customers.

During the period under review, the wholesale segment experienced significant growth due to the strength of ZONE's switching facilities operated on both the West and East coasts. ZONE's terminating backbone features significant diversity and quality of termination which meet both customer demands and cost efficiencies. Furthermore, ZONE has also implemented various software-based functionalities to monitor real-time terminating options with each carrier to ensure profitability.

The enterprise segment was affected by the difficult operating environment and short duration penalties imposed by some carrier partners which forced some price-sensitive enterprise customers to look for alternative telecom solutions. Nevertheless, the enterprise segment began to experience a rebound in turnover in the second quarter of 2010 as ZONE's efforts made to refocus on the needs of current and new agents for product and sales tools started to deliver tangible results. Data and local services were the primary focus for improvement, which allowed for greater diversity in product offerings as well as more competitive pricing. The launch of various marketing promotions also stimulated increased new sales and retention of existing customers. In the first half of 2010, ZONE signed up one of the largest master agent distributors in the US, which engages over 2,000 sub-agents across the country.

Asia Operations

In the first half of 2010, ZONE Asia recorded turnover of HK$37.3 million, a decrease in 7.3% as

compared to HK$40.2 million for the same period in 2009. While the overall economic situation has improved in Asia, the telecommunication sector remains highly competitive in both Singapore and Hong Kong, where ZONE Asia derives most of its revenue. ZONE Asia continues to expand beyond its traditional business and geographical scope in order to broaden its revenue base and to be less reliant on revenue derived from its voice business.

In Hong Kong, ZONE recorded increasing revenue contribution from its solution-based business with successes in securing sizeable orders from both enterprise customers and government-related organisations. ZONE has further widened its business scope and product offerings by forming commercial and strategic relationships with a number of well known IT vendors including being an authorised agent for DELL to resell their computer and enterprise-grade server hardware and for Juniper Networks for their network equipment.

In addition to growing its sales team locally in Hong Kong, ZONE has extended its sales and marketing initiatives globally by actively promoting its products and services through its new website (*www.zonetel.com*) and other online marketing platforms.

In Singapore, ZONE's core International Direct Dialing business continues to face stiff competition, in particular, from the first tier carriers. Despite the competition, ZONE has continued to expand its user base and stabilise its usage volume with new service features such as conference call solutions, SMS broadcasting and fraudulent call security features targeted at the corporate market, which is in line with its strategy to re-align marketing efforts to promote higher margin products.

Towards the end of the second quarter in 2010, ZONE started to market its VoIP services through resellers in Middle Eastern countries, and it plans to expand into other countries in the South-east Asia region in the near future. ZONE is currently upgrading its infrastructure and product development capabilities while at the same time enhancing its human resources and improving their skill sets to support its business expansion plans. The enhancements to its core competencies are expected to position ZONE to increase and widen its customer base at a faster rate and to further expand its service offerings.

Outlook

In the United States, continuing cost pressures and uncertainties surrounding regulatory reforms have recently accelerated the pace of merger and acquisition (M&A) and consolidation activities in the telecom industry. Given such a macro environment, based on its strong financial position, the Group has positioned itself to explore a number of M&A opportunities that have been presented. The Group appreciates the increased value which can be achieved when the ZONE operations in the United States reach a size and scale whereby it can fully capitalise on its niche position and be able to extend its products and services into other complementary markets and geographical regions. Considerable progress has been made in advancing some of the discussions with prospective targets during the period under review and the Group expects to conclude one or more such potential transactions during the coming six months.

In Asia, during the second half year, the Group will continue to build a more diversified revenue base and further enhance its competitive position in the region for ZONE business. At the same time, it will advance its M&A activities to pursue opportunities that complement its current operations as well as other potential targets that provide geographical and product diversity.

Financial Review

Turnover

During the period under review, the Group's turnover decreased by 2.0% from HK$387.1 million to HK$379.2 million.

Total Operating Expenses

The Group continued to execute its cost savings initiatives during the period, and managed to reduce its total operating expenses to HK$79.2 million for the period under review when compared to HK$84.6 million for the corresponding period in the previous year. Among other efforts, selling and distribution expenses dropped from HK$21.4 million (representing 5.5% of the period turnover) to HK$19.5 million (representing 5.2% of the period turnover).

Results

The gross profit for the current period dropped by 10.0% to HK$82.8 million, compared to HK$92.0 million for the corresponding period in the previous year. The operating profit for the period amounted to HK$3.7 million as compared to HK$7.6 million for the same period last year.

Consolidated profit attributable to equity holders of the Company was HK$2.1 million as compared to HK$5.9 million for the first six months of 2009.

The Group's EBITDA for the period under review amounted to HK$8.9 million as compared to HK$13.0 million for the same period last year.

Interim Dividend

The Board does not recommend payment of a dividend for the six months ended 30 June 2010 (30 June 2009: Nil).

Capital Structure, Liquidity and Financing

The Group maintained its healthy liquidity position as net current assets decreased slightly to HK$171.0 million (31 December 2009: HK$172.0 million). Net assets of the Group increased to HK$202.4 million as at 30 June 2010 (31 December 2009: HK$200.3 million).

Capital expenditure for this period amounted to HK$8.2 million which is higher than the same period last year due to expansion of the ZONE switching facilities and network capabilities, and such on-going capital funding was covered by internally generated cashflow.

Cash and bank balances (excluding pledged bank deposits) as at 30 June 2010 amounted to HK$182.6 million (31 December 2009: HK$197.4 million). The Group had pledged bank deposits of HK$2.2 million as at 30 June 2010 (31 December 2009: HK$2.2 million) to banks for guarantees made to suppliers.

There were no outstanding bank borrowings as at 30 June 2010 (31 December 2009: Nil).

As at 30 June 2010, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2009: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, remained at the low level of 0.3% (31 December 2009: 0.3%).

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers that there are no significant exposures to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. The Group continues to closely monitor the Singapore-United States dollar exchange rate and, if cash contributions from the Singapore operations increase in future and currency exchange markets continue to be volatile, the Group will, whenever appropriate, take any necessary action to reduce such exchange risks. In this regard, as at 30 June 2010, no related hedges had yet been undertaken by the Group.

Contingent Liabilities and Commitments

As at 30 June 2010, there were no material contingent liabilities or commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the Company's 2009 Annual Report.

Additional Information

Directors' interests in securities

As at 30 June 2010, the interests and short positions of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, the "SFO") as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	119,180,200 *(Note 1)*	22.8%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 2)*	13.0%
Lim Shyang Guey	Personal	3,000,000	0.6%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. *19,180,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies controlled by Mr. Richard John Siemens.*
2. *67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.*

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 30 June 2010.

Save as disclosed above, as at 30 June 2010, none of the directors or the chief executive of the Company (including their spouses and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option scheme that is adopted or may thereafter be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option scheme", at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the period.

Additional Information (continued)

Substantial shareholders

As at 30 June 2010, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares* held	Approximate percentage of shareholding
Goldstone Trading Limited *(Note 1)*	100,000,200	19.1%
Future (Holdings) Limited	74,676,461	14.3%
Ganado Investments Corporation Ltd. *(Note 2)*	74,676,461	14.3%
Jennifer Wes Saran *(Note 2)*	75,017,661	14.3%
Great Wall Holdings Limited *(Note 1)*	67,962,428	13.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

2. *These shares are held by Future (Holdings) Limited which is controlled by Ganado Investments Corporation Ltd., which in turn is controlled by Mrs. Jennifer Wes Saran.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 30 June 2010, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share option scheme

The Company

On 28 June 2002, the Company adopted a share option scheme. Under the share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the share option scheme since adoption.

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to that subsidiary and its subsidiaries, any of its holding companies

or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants.

Corporate governance

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value. Except for the deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not at any time during the six months ended 30 June 2010, acting in compliance with the Code on Corporate Governance Practices ("Corporate Governance Code") as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, formulated as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. Nevertheless, with the unanimous approval of the Board, Mr. Richard John Siemens, the Chairman, has also assumed the role of the chief executive officer of the Company since 16 June 2007. The Board from time to time re-assesses the possible negative impact of the Company deviating from Corporate Governance Code A.2.1, and believes that vesting the roles of both chairman and chief executive officer in the same person enables more effective and efficient planning of expansion blueprints together with implementation of business plans and growth strategies. At the same time, it is believed that the balance of power and authority is not impaired and is adequately ensured by an effective Board which is comprised of experienced and high calibre individuals with a sufficient number thereof being independent non-executive directors.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), as set out in Appendix 10 to the Listing Rules, as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2010.

Audit committee

The Audit Committee has reviewed, with the management and the auditor of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2010. The review conducted by the auditor of the Company was in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, sale or redemption of the Company's listed securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Additional Information (continued)

Employee remuneration policies

As at 30 June 2010, the Group had 133 (31 December 2009: 142) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs for the six months ended 30 June 2010 amounted to HK$34.4 million (30 June 2009: HK$36.4 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Environmental awareness

Over the years, the Group has made considerable endeavours in reducing waste in the course of its operations. Since the year of 2008, the Company has participated in the "Wastewi$e Label" of the Hong Kong Awards for Environmental Excellence, which is a recognition scheme established by, among others, the Environmental Protection Department and Environmental Campaign Committee to encourage Hong Kong businesses and organisations in adopting structured measures to reduce the amount of waste generated within their establishments or generated through the services and products they provide. The Company has been awarded with "Class of Excellence" Wastewi$e Label for three consecutive years.

Appreciation

The Board would like to thank all customers, shareholders, business associates and professional advisers for their continuous support and extend its appreciation to all fellow directors and employees for their invaluable efforts and hard work, dedication and commitment to the Group during the period.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

27 August 2010

Corporate Information

Board of Directors

Executive Directors

Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Directors

William Bruce Hicks
Ye Fengping

Independent Non-executive Directors

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary

Lau Wai Ming Raymond

Auditor

Mazars CPA Limited
Certified Public Accountants

Legal Advisers

Deacons
Conyers Dill & Pearman

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business

3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website

www.e-kong.com

Principal Share Registrar

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

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e-KONG Group Limited

Interim Report 2010

Stock Code: 524















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